FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Merrill Lynch Mortgage Investors, Inc.	000-0809-940
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, January 31, 2003, MLMI Series 2003-A1	333-47270

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MERRILL LYNCH MORTGAGE INVESTORS, INC.

By: /s/ John Winchester
Name: John Winchester
Title: Authorized Signatory

Dated: January 31, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

MBS New Transaction

Computational Materials

$434,556,280 (approximate)

MLMI Series 2003-A1

Merrill Lynch Mortgage Investors, Inc.
Depositor

Wells Fargo Bank Minnesota, N.A.
Master Servicer

Merrill Lynch & Co.
Underwriter

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Merrill Lynch, the issuer of the securities nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-5320.

Please be advised that mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

STRUCTURE A: Pass-Through (Groups 1, 2, and 3)

TO WEIGHTED AVERAGE 1st RATE CHANGE DATE									
								Expected Ratings	
Class	Approximate Size * ($)	Collateral Type	Principal Type	*Expected* Pricing WAL (yrs.) **	Pricing Speed (CPR)	*Expected* Principal Window (mos.)**	*Expected* Last Scheduled Distribution Date**	Moody's	Fitch
I-A	114,035,451	3/1	PT	1.89	25	1 to 34	11/25/05	AAA	AAA
II-A	69,313,310	5/1	PT	2.55	25	1 to 57	10/25/07	AAA	AAA
III-A	238,605,385	7/1	PT	2.89	25	1 to 81	10/25/09	AAA	AAA

* The Approximate Size is subject to a permitted variance in the aggregate of plus or minus 5%.

** The expected weighted average life (WAL) of the Class I-A, Class II-A, and Class III-A Certificates is run to the earlier of the related Group Rate Change Date or when the aggregate unpaid Principal Balance of such Mortgage Loans is less than or equal to 1% of the aggregate unpaid Principal Balance of the Mortgage Loans as of the Cut-Off Date. However, if run to maturity, the Class I-A, Class II-A and Class III-A Certificates will have a different WAL as described herein.

STRUCTURE B: Sequential (Group 3)

TO WEIGHTED AVERAGE 1st RATE CHANGE DATE									
								Expected Ratings	
Class	Approximate Size * ($)	Collateral Type	Principal Type	*Expected* Pricing WAL (yrs.) **	Pricing Speed (CPR)	*Expected* Principal Window (mos.)**	*Expected* Last Scheduled Distribution Date**	Moody's	Fitch
III-A-1	120,000,000	7/1	SEQ	1.05	25	1 to 28	5/25/05	AAA	AAA
III-A-2	46,000,000	7/1	SEQ	3.05	25	28 to 47	12/25/06	AAA	AAA
III-A-3	41,000,000	7/1	SEQ	5.16	25	47 to 81	10/25/09	AAA	AAA
III-A-4	31,605,385	7/1	SEQ	6.74	25	81 to 81	10/25/09	AAA	AAA

* The Approximate Size is subject to a permitted variance in the aggregate of plus or minus 5%.

** The expected weighted average life (WAL) of the Class III-A-1, Class III-A-2, Class III-A-3 and Class III-A-4 Certificates is run to the earlier of the Group Rate Change Date or when the aggregate unpaid Principal Balance of such Mortgage Loans is less than or equal to 1% of the aggregate unpaid Principal Balance of the Mortgage Loans as of the Cut-Off Date. However, if run to maturity, the Class III-A-1, Class III-A-2, Class III-A-3 and Class III-A-4 will have a different WAL as described herein.

Subordinate Classes

TO MATURITY								
Class	Approximate Size * ($)	Collateral Type	Principal Type	*Expected* WAL*** (yrs.)	*Expected* Principal Window*** (mos.)	*Expected* Last Scheduled Distribution Date***	*Expected* Ratings Moody's	Fitch
M-1	6,083,787	Variable	MEZ	6.19	1 to 359	12/25/2032		AA
M-2	2,607,336	Variable	MEZ	6.19	1 to 359	12/25/2032		A
M-3	1,520,946	Variable	MEZ	6.19	1 to 359	12/25/2032		BBB
B-1**	869,111	Variable	SUB	6.19	1 to 359	12/25/2032		BB
B-2**	651,833	Variable	SUB	6.19	1 to 359	12/25/2032		B
B-3**	869,122	Variable	SUB	6.19	1 to 359	12/25/2032		NR

* The Approximate Size is subject to a permitted variance in the aggregate of plus or minus 5%.
** Not Offered.
*** At pricing speed of 25% CPR

I/O Certificates

To WEIGHTED AVERAGE 1ST RATE CHANGE DATE									
Class	*Expected* Initial Notional Amount* ($)	Interest Type	Principal Type	*Expected* WAL (yrs)	Pricing Speed (CPR)	*Expected* Payment Window (mos)**	Related Group Rate Change Date	*Expected* Ratings Moody's	Fitch
I-A-IO	114,035,451	Variable	Notional	N/A	25	1 to 34	11/25/05	AAA	AAA
II-A-IO	69,313,310	Variable	Notional	N/A	25	1 to 57	10/25/07	AAA	AAA
III-A-IO	238,605,385	Variable	Notional	N/A	25	1 to 81	10/25/09	AAA	AAA

* The Approximate Size is subject to a permitted variance in the aggregate of plus or minus 5%.
** Interest Only.

Depositor:	Merrill Lynch Mortgage Investors, Inc.
Series:	MLMI Series 2003-A1
Master Servicer:	Wells Fargo Bank Minnesota, N.A.
Underwriter:	Merrill Lynch & Co.
Cut-Off Date:	January 1, 2003
Closing Date:	On or about January 31, 2003
Distribution Date:	25th of each month, or the first business day thereafter, beginning in February 2003
Tax Status:	REMIC
Trustee:	Bank One
Mortgage Loans:	All of the mortgage loans have a fixed interest rate period of 3 years for group I, 5 years for group II; and 7 years for group III. After the fixed rate period, the interest rate adjusts (a) semi-annually to a spread over 6-Month LIBOR, (b) annually to a spread over 1 Year LIBOR or (c) annually to a spread over 1-Year Treasury

Terms:

Class A Certificates:	Class I-A, Class II-A, Class III-A, [Class III-A-1, Class III-A-2, Class III-A-3, Class III-A-4], Class I-A-IO, Class II-A-IO and Class III-A-IO Certificates (offered)
Class M Certificates:	Class M-1, Class M-2 and Class M-3 Certificates (offered).
Class B Certificates:	Class B-1, Class B-2 and Class B-3 Certificates (not offered).
Subordinate Certificates:	Class M and Class B Certificates.

Structure:

Credit Enhancement:

Class A Certificates Credit Enhancement

Subordination of Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Certificates, totaling 2.90% of the Cut-Off Date Principal Balance of the Mortgage Loans.

Class M-1, Class M-2, and Class M-3 Certificates Credit Enhancement

Class M-1 is enhanced by 1.50% in subordinate certificates.

Class M-2 is enhanced by 0.90% in subordinate certificates.

Class M-3 is enhanced by 0.55% in subordinate certificates.

Principal Payments:

The applicable Senior Percentage of all scheduled principal payments from the mortgage loans in each loan group will be allocated to the related Class A Certificates, other than the related Class A-IO Certificates, and the remainder shall be allocated to the Class M and Class B Certificates on a pro rata basis, based on their principal balances.

All principal prepayments will be applied using a "shifting interest" structure. Except as provided below, all principal prepayments on the mortgage loans in any loan group will be distributed to the related Class A Certificates, other than the related Class A-IO Certificates, until the distribution date in February 2008, unless, the principal balance of such Class A Certificates has been reduced to zero. On and after February 2008, subject to certain loss and delinquency tests, with respect to the mortgage loans in any loan group, the related Class A Certificates, other than the related Class A-IO Certificates, will receive the related Senior Percentage of principal prepayments plus the following percentage of the related Subordinate Percentage of principal prepayments:

Distribution Date:	Percentage:
February 2008 to January 2009	70%
February 2009 to January 2010	60%
February 2010 to January 2011	40%
February 2011 to January 2012	20%
February 2012 and thereafter	0%

The Class M and Class B Certificates will be entitled to receive on a pro rata basis, based on their principal balances, any principal prepayments not allocated to the Class A Certificates, provided that if the percentage interest of any class of Class M-2, Class M-3 or Class B Certificates is less than its percentage interest on the closing date, such class of Certificates will not be entitled to any principal prepayments.

Notwithstanding the foregoing, if the percentage interest in the trust evidenced by the Class M and Class B Certificates is twice such percentage interest on the closing date, if such distribution date is on or after February 2006, for the mortgage loans in each loan group, the related Class A Certificates, other than the related Class A-IO Certificates, will be entitled to receive the related Senior Percentage of principal prepayments, subject to certain loss and delinquency tests, and in each case with the remainder of any principal prepayments allocated to the Class M and Class B Certificates as provided above.

The "Senior Percentage" for any loan group shall equal the percentage equivalent of a fraction, the numerator of which is the aggregate principal balance of the related Class A Certificates, other than the related Class A-IO Certificates, and the denominator of which is the aggregate principal balance of the related Mortgage Loans. The "Subordinate Percentage" for any loan group shall equal 100% minus the related Senior Percentage.

Group Rate Change Date: For each group of mortgage loans and related Class A Certificates, the weighted average of the related interest rate adjustment dates, based on the principal balances of the related mortgage loans.

Pass-Through Rates: On and prior to the related Group Rate Change Date, the pass-through rate on each class of Class A Certificates, other than the Class A-IO Certificates, will be a per annum rate equal to the lesser of (a) a fixed rate and (b) the weighted average of the net mortgage rates of the Mortgage Loans in the related loan group. Beginning with the interest accrual period following the interest accrual period for the related Group Rate Change Date and thereafter, the pass-through rate on each class of Class A Certificates, other than the Class A-IO Certificates, will be equal to the lesser of (a) the weighted average of the net mortgage rates of the Mortgage Loans in the related loan group and (b) one-year LIBOR plus 1.75% for Group 1, one-year LIBOR plus 1.625% for Group 2 and six-month LIBOR plus 1.5% for Group 3.

The pass-through rate on the Class I-A-IO, Class II-A-IO and Class III-A-IO Certificates on each distribution date will be a per annum rate equal to the excess, if any, of the weighted average of the net mortgage rates of the related mortgage loans minus the related Class A Certificate pass-through rate for the related group.

The pass-through rate on each class of Class M Certificates and Class B Certificates will equal the weighted average of the weighted average net mortgage rates for the Group I, Group II and Group III mortgage loans, weighted in proportion to the excess of the principal balance of the related mortgage loans over the principal balance of the related Class A Certificates. The pass-through rate with respect to the first interest accrual period is expected to be approximately 5.09% per annum.

Advances: The Master Servicer is obligated to make advances of cash, which will be included with mortgage collections, in an amount equal to the delinquent monthly payments due on the immediately preceding monthly payment date. The master servicer is under no obligation to make advances to the extent it

	determines such advances are not recoverable from future payments or collections on the related mortgage loans. Advances are not made to guarantee or insure against losses.
Optional Termination:	The Master Servicer may repurchase from the Trust Fund all Mortgage Loans remaining outstanding on the Distribution Date when the aggregate unpaid Principal Balance of such Mortgage Loans is less than or equal to 1% of the aggregate unpaid Principal Balance of the Mortgage Loans on the Cut-off Date.
SMMEA:	Class A Certificates and Class M-1 Certificates will constitute "mortgage related securities" for purposes of SMMEA.
ERISA:	Class A Certificates and Class M Certificates will be eligible for purchase by ERISA accounts subject to the satisfaction of the conditions of the underwriter's exemption. Any ERISA should consult with counsel before making a purchase.
Certificate Ratings:	A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency. A security rating does not address the frequency of prepayments on the Mortgage Loans or the corresponding effect on yield to investors.
Material Federal Income Tax Consequences:	For federal income tax purposes, the trust fund (exclusive of the rights in the additional collateral) will comprise multiple real estate mortgage investment conduits, organized in a tiered REMIC structure. The Class A, Class M and Class B Certificates will represent beneficial ownership of REMIC "regular interests" in the upper tier REMIC. The trust will also issue Class R-I and Class R-II Certificates, which will represent the beneficial ownership of the sole class of "residual interest" in the related REMIC.

MORTGAGE POOL SUMMARY

The following summary shows the characteristics of the mortgage pool (percentages are based on aggregate principal balances as of January 1, 2003):

	Group I Mortgage Loans	Group II Mortgage Loans	Group III Mortgage Loans	Aggregate Mortgage Loans
Aggregate Current Principal Balance	$117,441,248	$71,787,685	$245,731,602	$434,960,536
Average Current Principal Balance	$399,460	$385,955	$438,806	$418,231
Range of Current Principal Balance	$108,357 to $992,350	$44,000 to $1,106,250	$48,977 to $1,657,500	$44,000 to $1,657,500
Product				
Six Month LIBOR	0.00%	7.96%	58.08%	34.13%
One Year LIBOR	99.13%	75.42%	27.93%	54.99%
One Year Treasury	0.87%	16.62%	13.98%	10.88%
Current Weighted Average Mortgage Interest Rate	4.897%	5.383%	5.655%	5.405%
Range of Current Mortgage Interest Rates	3.875% to 5.750%	4.750% to 6.625%	5.000% to 7.000%	3.875% to 7.000%
Weighted Average Servicing Fee	0.250%	0.272%	0.336%	0.302%
Weighted Average Gross Margin	2.252%	2.313%	2.175%	2.219%
Range of Gross Margins	2.250% to 2.750%	2.000% to 2.750%	2.000% to 2.750%	2.000% to 2.750%
Weighted Average Maximum Lifetime Mortgage Interest Rate	10.897%	10.383%	10.683%	10.691%
Range of Maximum Lifetime Mortgage Interest Rate	9.875% to 11.750%	9.750% to 11.625%	10.000% to 13.000%	9.750% to 13.000%
Weighted Average Minimum Lifetime Mortgage Interest Rate	2.252%	2.312%	2.175%	2.219%
Range of Minimum Lifetime Mortgage Interest Rate	2.250% to 2.750%	2.000% to 2.750%	2.000% to 2.750%	2.000% to 2.750%
Weighted Average Constructive Loan-to-Value Ratio	66.56%	68.82%	66.12%	66.69%
Weighted Average Original Term	360	360	359	360
Weighted Average Remaining Term	358	357	356	357
Weighted Average Months to Interest Roll	34	57	81	64
Range of Months to Interest Roll	22 to 35	51 to 59	68 to 83	22 to 83
Weighted Average Credit Bureau Risk Score	739	741	747	744
Range of Credit Bureau Risk Scores	635 to 810	621 to 804	572 to 820	572 to 820
Originator				
National City	100.00%	82.10%	31.48%	58.33%
MLCC	0.00%	17.90%	68.52%	41.67%
Maximum Zip Code Concentration (%)	92130	95070	20854	20854
Maximum Zip Code Concentration (zip code)	1.86%	2.39%	1.82%	1.47%
Geographic Concentration (above 5% of pool)	CA (31.49%) IL (9.87%) CO (7.01%) GA (6.78%) AZ (5.08%)	CA (39.21%) VA (10.33%) TX (9.34%) GA (8.67%)	CA (22.76%) NJ (7.89%) VA (6.92%) MD (5.67%) CO (5.50%) IL (5.12%)	CA (27.83%) VA (6.72%) IL (6.22%) GA (5.99%) CO (5.25%) TX (5.18%) NJ (5.06%)

Principal Balances of the Group I Mortgage Loans

Range of Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
100,000.01 to 150,000.00	15	$1,978,409.90	1.68%
150,000.01 to 200,000.00	16	2,834,212.89	2.41
200,000.01 to 250,000.00	14	3,233,232.72	2.75
250,000.01 to 300,000.00	20	5,531,491.20	4.71
300,000.01 to 350,000.00	45	14,827,243.76	12.63
350,000.01 to 400,000.00	51	19,354,285.78	16.48
400,000.01 to 450,000.00	39	16,709,654.07	14.23
450,000.01 to 500,000.00	28	13,387,628.36	11.40
500,000.01 to 550,000.00	20	10,496,858.37	8.94
550,000.01 to 600,000.00	20	11,562,144.64	9.85
600,000.01 to 650,000.00	20	12,746,937.85	10.85
650,000.01 to 700,000.00	1	697,251.09	0.59
700,000.01 to 750,000.00	2	1,450,722.59	1.24
750,000.01 to 800,000.00	1	751,173.55	0.64
850,000.01 to 900,000.00	1	887,651.58	0.76
950,000.01 to 1,000,000.00	1	992,350.00	0.84
Total:	**294**	**$117,441,248.35**	**100.00%**

The average principal balance of the Group I Mortgage Loans as of the Cut-off Date was approximately $399,460.03. No Mortgage Loan had a principal balance as of the Cut-off Date greater than $992,350.00 or less than $108,356.77.

Mortgage Rates of the Group I Mortgage Loans

Range of Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.751 to 4.000	3	$1,184,046.75	1.01%
4.001 to 4.250	20	6,716,277.79	5.72
4.251 to 4.500	48	19,655,491.89	16.74
4.501 to 4.750	62	24,213,464.02	20.62
4.751 to 5.000	55	22,454,330.83	19.12
5.001 to 5.250	60	24,230,453.19	20.63
5.251 to 5.500	34	13,676,366.79	11.65
5.501 to 5.750	12	5,310,817.09	4.52
Total:	**294**	**$117,441,248.35**	**100.00%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Group I Mortgage Loans was approximately 4.897% per annum and ranged from 3.875% per annum to 5.750% per annum.

Constructive Loan-to-Value Ratios of the Group I Mortgage Loans at Origination

Range of Constructive Loan-to-Value Ratios at Origination (%) [1]	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 to 20.00	2	$812,741.84	0.69%
20.01 to 30.00	4	1,335,319.04	1.14
30.01 to 40.00	13	5,039,274.72	4.29
40.01 to 50.00	23	10,330,502.16	8.80
50.01 to 60.00	40	16,649,975.37	14.18
60.01 to 70.00	57	25,393,110.30	21.62
70.01 to 75.00	43	16,649,922.93	14.18
75.01 to 80.00	101	37,770,240.55	32.16
80.01 to 85.00	2	388,229.41	0.33
85.01 to 90.00	7	2,479,751.17	2.11
90.01 to 95.00	2	592,180.86	0.50
Total:	**294**	**$117,441,248.35**	**100.00%**

(1) The Constructive Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount less the amount of any required Additional Collateral, generally 30%, divided by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Constructive Loan-to-Value Ratio at origination of the Group I Mortgage Loans was approximately 66.56%. No Mortgage Loan had a Constructive Loan-to-Value Ratio at origination greater than 94.99% or less than 15.23%.

Mortgaged Property Types of the Group I Mortgage Loans

Property Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	183	$73,861,336.53	62.89%
PUD [1]	94	38,193,356.94	32.52
Condominium	16	4,807,919.69	4.09
Duplex	1	578,635.19	0.49
Total:	**294**	**$117,441,248.35**	**100.00%**

(1) Planned Unit Development

Mortgaged Property Occupancy of the Group I Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Owner Occupied	287	$114,287,892.44	97.31%
Second Home	7	3,153,355.91	2.69
Total:	**294**	**$117,441,248.35**	**100.00%**

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

Loan Purpose of the Group I Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Rate and Term Refinance	183	$74,256,219.87	63.23%
Cash-Out Refinance	60	22,815,811.32	19.43
Purchase	51	20,369,217.16	17.34
Total:	**294**	**$117,441,248.35**	**100.00%**

Geographic Distribution of the Group I Mortgaged Properties

Location	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	89	$36,979,726.27	31.49%
Illinois	29	11,588,702.22	9.87
Colorado	20	8,229,621.26	7.01
Georgia	22	7,959,544.03	6.78
Arizona	17	5,970,441.66	5.08
Ohio	11	5,646,548.07	4.81
Virginia	12	4,830,540.97	4.11
Texas	14	4,616,297.35	3.93
Maryland	10	4,371,690.02	3.72
Michigan	9	3,455,839.17	2.94
Indiana	5	2,362,134.71	2.01
Missouri	5	2,354,931.48	2.01
District of Columbia	5	2,220,028.23	1.89
Washington	6	2,188,912.02	1.86
Utah	5	2,179,749.50	1.86
New Jersey	4	1,974,109.29	1.68
North Carolina	7	1,743,139.39	1.48
Connecticut	4	1,659,989.71	1.41
Massachusetts	3	1,247,550.76	1.06
Other (1)	17	5,861,752.24	4.99
Total:	**294**	**$117,441,248.35**	**100.00%**

(1) Includes 10 states, none of which have a concentration of Mortgage Loans greater than or equal to 1.00% of the aggregate principal balance of the Group I Mortgage Loans as of the Cut-off Date.

Maximum Mortgage Rates of the Group I Mortgage Loans

Range of Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.751 to 10.000	3	$1,184,046.75	1.01%
10.001 to 10.250	20	6,716,277.79	5.72
10.251 to 10.500	48	19,655,491.89	16.74
10.501 to 10.750	62	24,213,464.02	20.62
10.751 to 11.000	55	22,454,330.83	19.12
11.001 to 11.250	60	24,230,453.19	20.63
11.251 to 11.500	34	13,676,366.79	11.65
11.501 to 11.750	12	5,310,817.09	4.52
Total:	**294**	**$117,441,248.35**	**100.00%**

The weighted average Maximum Mortgage Rate of the Group I Mortgage Loans as of the Cut-off Date was approximately 10.897% per annum and ranged from 9.875% per annum to 11.750% per annum.

Remaining Terms to Stated Maturity of the Group I Mortgage Loans

Remaining Terms to Stated Maturity in Months	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
346	1	$571,826.63	0.49%
354	4	1,755,752.22	1.50
355	2	777,418.47	0.66
356	4	1,324,415.87	1.13
357	20	8,408,446.25	7.16
358	233	92,515,793.79	78.78
359	30	12,087,595.12	10.29
Total:	**294**	**$117,441,248.35**	**100.00%**

The weighted average remaining term to stated maturity of the Group I Mortgage Loans as of the Cut-off Date was approximately 358 months.

Next Interest Rate Adjustment Date for the Group I Mortgage Loans

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
November 1, 2004	1	$571,826.63	0.49%
July 1, 2005	4	1,755,752.22	1.50
August 1, 2005	2	777,418.47	0.66
September 1, 2005	4	1,324,415.87	1.13
October 1, 2005	21	8,791,542.66	7.49
November 1, 2005	233	92,515,793.79	78.78
December 1, 2005	29	11,704,498.71	9.97
Total:	**294**	**$117,441,248.35**	**100.00%**

Credit Scores for the Group I Mortgage Loans

Range of Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
631 to 650	7	$2,486,475.43	2.12%
651 to 670	8	2,639,709.99	2.25
671 to 690	28	10,934,691.37	9.31
691 to 710	32	11,996,810.36	10.22
711 to 730	40	16,273,825.44	13.86
731 to 750	57	23,115,970.47	19.68
751 to 770	59	23,422,642.06	19.94
771 to 790	40	16,345,797.16	13.92
791 to 810	23	10,225,326.07	8.71
Total:	**294**	**$117,441,248.35**	**100.00%**

The weighted average credit bureau risk score of the Group I Mortgage Loans as of the Cut-off Date was approximately 739.

Margin for the Group I Mortgage Loans

Range of Margins (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.001 to 2.250	292	$117,020,248.35	99.64%
2.501 to 2.750	2	421,000.00	0.36
Total:	**294**	**$117,441,248.35**	**100.00%**

Documentation Type for the Group I Mortgage Loans

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	263	$104,071,933.92	88.62%
Stated Income	31	13,369,314.43	11.38
Total:	**294**	**$117,441,248.35**	**100.00%**

Originators of the Group I Mortgage Loans

Originators	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
National City	294	$117,441,248.35	100.00%
Total:	**294**	**$117,441,248.35**	**100.00%**

Principal Balances of the Group II Mortgage Loans

Range of Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.01 to 50,000.00	1	$44,000.00	0.06%
50,000.01 to 100,000.00	4	351,900.00	0.49
100,000.01 to 150,000.00	15	2,026,468.22	2.82
150,000.01 to 200,000.00	8	1,496,783.79	2.09
200,000.01 to 250,000.00	14	3,249,796.86	4.53
250,000.01 to 300,000.00	13	3,608,902.95	5.03
300,000.01 to 350,000.00	23	7,557,967.01	10.53
350,000.01 to 400,000.00	34	12,826,512.49	17.87
400,000.01 to 450,000.00	21	8,903,610.97	12.40
450,000.01 to 500,000.00	15	7,274,721.58	10.13
500,000.01 to 550,000.00	12	6,293,072.10	8.77
550,000.01 to 600,000.00	7	4,125,000.00	5.75
600,000.01 to 650,000.00	9	5,687,762.25	7.92
650,000.01 to 700,000.00	2	1,355,000.00	1.89
700,000.01 to 750,000.00	2	1,467,654.20	2.04
750,000.01 to 800,000.00	2	1,527,547.85	2.13
900,000.01 to 950,000.00	1	910,000.00	1.27
950,000.01 to 1,000,000.00	2	1,974,735.20	2.75
1,000,000.01 to 2,000,000.00	1	1,106,250.00	1.54
Total:	**186**	**$71,787,685.47**	**100.00%**

The average principal balance of the Group II Mortgage Loans as of the Cut-off Date was approximately $385,955.30. No Mortgage Loan had a principal balance as of the Cut-off Date greater than $1,106,250.00 or less than $44,000.00.

Mortgage Rates of the Group II Mortgage Loans

Range of Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.501 to 4.750	2	$644,000.00	0.90%
4.751 to 5.000	21	7,804,961.91	10.87
5.001 to 5.250	50	20,963,662.77	29.20
5.251 to 5.500	69	25,056,724.86	34.90
5.501 to 5.750	34	14,783,749.50	20.59
5.751 to 6.000	4	556,950.00	0.78
6.001 to 6.250	4	1,199,731.22	1.67
6.251 to 6.500	1	373,650.00	0.52
6.501 to 6.750	1	404,255.21	0.56
Total:	**186**	**$71,787,685.47**	**100.00%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Group II Mortgage Loans was approximately 5.383% per annum and ranged from 4.750% per annum to 6.625% per annum.

Constructive Loan-to-Value Ratios of the Group II Mortgage Loans at Origination

Range of Constructive LTV Ratios at Origination (%) (1)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20.01 to 30.00	3	$918,900.00	1.28%
30.01 to 40.00	5	2,206,127.15	3.07
40.01 to 50.00	15	6,080,616.42	8.47
50.01 to 60.00	27	10,552,783.79	14.7
60.01 to 70.00	29	11,119,876.84	15.49
70.01 to 75.00	30	12,550,295.10	17.48
75.01 to 80.00	62	24,472,349.92	34.09
80.01 to 85.00	1	269,902.95	0.38
85.01 to 90.00	10	2,518,484.89	3.51
90.01 to 95.00	4	1,098,348.41	1.53
Total:	**186**	**$71,787,685.47**	**100.00%**

(1) The Constructive Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount less the amount of any required Additional Collateral, generally 30%, divided by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Constructive Loan-to-Value Ratio at origination of the Group II Mortgage Loans was approximately 68.82%. No Mortgage Loan had a Constructive Loan-to-Value Ratio at origination greater than 95.00% or less than 27.18%.

Mortgaged Property Types of the Group II Mortgage Loans

Property Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	113	$43,986,358.12	61.27%
PUD (1)	59	23,264,986.37	32.41
Condominium	12	4,364,840.98	6.08
Cooperative	2	171,500.00	0.24
Total:	**186**	**$71,787,685.47**	**100.00%**

(1) Planned Unit Development

Mortgaged Property Occupancy of the Group II Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Owner Occupied	177	$68,604,823.48	95.57%
Second Home	8	3,138,861.99	4.37
Investment Property	1	44,000.00	0.06
Total:	**186**	**$71,787,685.47**	**100.00%**

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

Loan Purpose of the Group II Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Rate and Term Refinance	90	$34,586,720.14	48.18%
Purchase	66	27,036,302.91	37.66
Cash-Out Refinance	30	10,164,662.42	14.16
Total:	**186**	**$71,787,685.47**	**100.00%**

Geographic Distribution of the Group II Mortgaged Properties

Location	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	66	$28,149,139.63	39.21%
Virginia	21	7,412,662.42	10.33
Texas	18	6,705,499.14	9.34
Georgia	23	6,225,373.36	8.67
Maryland	6	2,872,203.91	4.00
Illinois	7	2,869,914.35	4.00
Connecticut	4	2,055,328.52	2.86
South Carolina	3	1,803,000.00	2.51
Florida	4	1,654,400.00	2.30
North Carolina	5	1,638,668.56	2.28
Minnesota	3	1,409,849.99	1.96
Arizona	5	1,142,549.68	1.59
Pennsylvania	1	1,106,250.00	1.54
Colorado	3	1,081,258.97	1.51
Ohio	2	1,074,547.85	1.50
Other (1)	15	4,587,039.09	6.39
Total:	**186**	**$71,787,685.47**	**100.00%**

(1) Includes 10 states, none of which have a concentration of Mortgage Loans greater than or equal to 1.00% of the aggregate principal balance of the Group II Mortgage Loans as of the Cut-off Date.

Maximum Mortgage Rates of the Group II Mortgage Loans

Range of Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.501 to 9.750	2	$644,000.00	0.90%
9.751 to 10.000	21	7,804,961.91	10.87
10.001 to 10.250	50	20,963,662.77	29.20
10.251 to 10.500	69	25,056,724.86	34.90
10.501 to 10.750	34	14,783,749.50	20.59
10.751 to 11.000	4	556,950.00	0.78
11.001 to 11.250	4	1,199,731.22	1.67
11.251 to 11.500	1	373,650.00	0.52
11.501 to 11.750	1	404,255.21	0.56
Total:	**186**	**$71,787,685.47**	**100.00%**

The weighted average Maximum Mortgage Rate of the Group II Mortgage Loans as of the Cut-off Date was approximately 10.383% per annum and ranged from 9.750% per annum to 11.625% per annum.

Remaining Terms to Stated Maturity of the Group II Mortgage Loans

Remaining Terms to Stated Maturity in Months	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
351	2	$531,755.21	0.74%
355	5	1,684,600.00	2.35
356	13	5,775,496.17	8.05
357	73	27,753,854.89	38.66
358	82	30,909,029.20	43.06
359	11	5,132,950.00	7.15
Total:	**186**	**$71,787,685.47**	**100.00%**

The weighted average remaining term to stated maturity of the Group II Mortgage Loans as of the Cut-off Date was approximately 357 months.

Next Interest Rate Adjustment Date for the Group II Mortgage Loans

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
April 1, 2007	2	$531,755.21	0.74%
August 1, 2007	5	1,684,600.00	2.35
September 1, 2007	13	5,775,496.17	8.05
October 1, 2007	73	27,753,854.89	38.66
November 1, 2007	82	30,909,029.20	43.06
December 1, 2007	11	5,132,950.00	7.15
Total:	**186**	**$71,787,685.47**	**100.00%**

Credit Scores for the Group II Mortgage Loans

Range of Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
611 to 630	3	$1,293,000.00	1.80%
631 to 650	1	452,000.00	0.63
651 to 670	1	447,849.99	0.62
671 to 690	11	3,906,905.21	5.44
691 to 710	23	7,118,909.42	9.92
711 to 730	35	14,496,726.99	20.19
731 to 750	31	12,197,468.25	16.99
751 to 770	35	14,615,356.36	20.36
771 to 790	38	13,996,853.76	19.50
791 to 810	8	3,262,615.49	4.54
Total:	**186**	**$71,787,685.47**	**100.00%**

The weighted average credit bureau risk score of the Group II Mortgage Loans as of the Cut-off Date was approximately 741.

Margin for the Group II Mortgage Loans

Range of Margins (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751 to 2.000	13	$5,714,749.99	7.96%
2.001 to 2.250	146	54,142,605.41	75.42
2.501 to 2.750	27	11,930,330.07	16.62
Total:	**186**	**$71,787,685.47**	**100.00%**

Documentation Type for the Group II Mortgage Loans

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	162	$63,042,985.48	87.82%
Stated Income	24	8,744,699.99	12.18
Total:	**186**	**$71,787,685.47**	**100.00%**

Originators of the Group II Mortgage Loans

Originators	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
National City	157	$58,934,605.41	82.10%
MLCC	29	12,853,080.06	17.90
Total:	**186**	**$71,787,685.47**	**100.00%**

Principal Balances of the Group III Mortgage Loans

Range of Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.01 to 50,000.00	1	$48,977.00	0.02%
50,000.01 to 100,000.00	5	401,058.64	0.16
100,000.01 to 150,000.00	23	2,998,487.61	1.22
150,000.01 to 200,000.00	17	3,019,013.62	1.23
200,000.01 to 250,000.00	18	4,080,875.86	1.66
250,000.01 to 300,000.00	10	2,713,176.63	1.10
300,000.01 to 350,000.00	84	28,267,895.58	11.50
350,000.01 to 400,000.00	119	45,078,239.74	18.34
400,000.01 to 450,000.00	61	25,795,831.22	10.50
450,000.01 to 500,000.00	74	35,126,830.86	14.29
500,000.01 to 550,000.00	46	24,285,943.46	9.88
550,000.01 to 600,000.00	50	29,084,044.43	11.84
600,000.01 to 650,000.00	8	5,041,653.16	2.05
650,000.01 to 700,000.00	8	5,493,935.39	2.24
700,000.01 to 750,000.00	4	2,901,628.09	1.18
750,000.01 to 800,000.00	3	2,311,617.54	0.94
800,000.01 to 850,000.00	3	2,484,162.99	1.01
850,000.01 to 900,000.00	7	6,206,059.22	2.53
950,000.01 to 1,000,000.00	13	12,878,933.71	5.24
1,000,000.01 to 2,000,000.00	6	7,513,237.43	3.06
Total:	**560**	**$245,731,602.18**	**100.00%**

The average principal balance of the Group III Mortgage Loans as of the Cut-off Date was approximately $438,806.43. No Mortgage Loan had a principal balance as of the Cut-off Date greater than $1,657,500.00 or less than $48,977.00.

Mortgage Rates of the Group III Mortgage Loans

Range of Mortgage Rates (%)	Number of Loans	Aggregate Principal Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.751 to 5.000	2	$821,791.77	0.33%
5.001 to 5.250	14	6,649,854.03	2.71
5.251 to 5.500	193	80,015,179.17	32.56
5.501 to 5.750	228	103,262,006.89	42.02
5.751 to 6.000	87	39,013,331.40	15.88
6.001 to 6.250	18	8,997,417.19	3.66
6.251 to 6.500	11	4,196,986.59	1.71
6.501 to 6.750	5	1,855,175.69	0.75
6.751 to 7.000	2	919,859.45	0.37
Total:	**560**	**$245,731,602.18**	**100.00%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Group III Mortgage Loans was approximately 5.655% per annum and ranged from 5.000% per annum to 7.000% per annum.

Constructive Loan-to-Value Ratios of the Group III Mortgage Loans at Origination

Range of Constructive Loan-to-Value Ratios at Origination (%) (1)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 to 20.00	3	$1,957,100.00	0.80%
20.01 to 30.00	14	6,352,134.95	2.58
30.01 to 40.00	19	7,989,973.06	3.25
40.01 to 50.00	49	21,471,478.98	8.74
50.01 to 60.00	70	32,079,894.19	13.05
60.01 to 70.00	138	63,695,075.69	25.92
70.01 to 75.00	68	32,812,125.06	13.35
75.01 to 80.00	179	73,703,844.18	29.99
80.01 to 85.00	5	1,699,909.97	0.69
85.01 to 90.00	9	2,602,769.80	1.06
90.01 to 95.00	6	1,367,296.30	0.56
Total:	**560**	**$245,731,602.18**	**100.00%**

(1) The Constructive Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount less the amount of any required Additional Collateral, generally 30%, divided by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Constructive Loan-to-Value Ratio at origination of the Group III Mortgage Loans was approximately 66.12%. No Mortgage Loan had a Constructive Loan-to-Value Ratio at origination greater than 95.00% or less than 14.10%.

Mortgaged Property Types of the Group III Mortgage Loans

Property Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	389	$174,209,557.78	70.89%
PUD [(1)]	135	57,368,883.95	23.35
Condominium	33	12,367,449.48	5.03
Duplex	2	930,710.97	0.38
Cooperative	1	855,000.00	0.35
Total:	**560**	**$245,731,602.18**	**100.00%**

(1) Planned Unit Development

Mortgaged Property Occupancy of the Group III Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Owner Occupied	532	$236,519,733.64	96.25%
Second Home	20	8,227,248.88	3.35
Investment Property	8	984,619.66	0.40
Total:	**560**	**$245,731,602.18**	**100.00%**

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

Loan Purpose of the Group III Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Rate and Term Refinance	291	$127,572,453.31	51.92%
Purchase	146	66,099,512.22	26.90
Cash-Out Refinance	123	52,059,636.65	21.19
Total:	**560**	**$245,731,602.18**	**100.00%**

Geographic Distribution of the Group III Mortgaged Properties

Location	**Number of Loans**	**Aggregate Principal Balance Outstanding as of the Cut-off Date**	**% of Aggregate Principal Balance Outstanding as of the Cut-off Date**
California	121	$55,938,758.18	22.76%
New Jersey	41	19,378,216.43	7.89
Virginia	43	17,006,205.50	6.92
Maryland	28	13,936,512.97	5.67
Colorado	32	13,522,094.41	5.50
Illinois	26	12,582,018.86	5.12
Georgia	27	11,890,225.24	4.84
Connecticut	21	11,333,082.14	4.61
Texas	29	11,193,803.35	4.56
Florida	25	10,456,292.44	4.26
Arizona	21	7,748,667.04	3.15
New York	18	7,525,000.78	3.06
Massachusetts	13	6,817,973.35	2.77
Michigan	13	5,503,366.34	2.24
Washington	11	4,778,333.08	1.94
Pennsylvania	11	4,680,207.61	1.90
District of Columbia	10	4,473,903.70	1.82
North Carolina	11	4,327,420.82	1.76
Minnesota	10	4,146,097.94	1.69
Indiana	8	2,854,843.65	1.16
Ohio	7	2,539,717.55	1.03
Other (1)	34	13,098,860.80	5.33
Total:	**560**	**$245,731,602.18**	**100.00%**

(1) Includes 17 states, none of which have a concentration of Mortgage Loans greater than or equal to 1.00% of the aggregate principal balance of the Group III Mortgage Loans as of the Cut-off Date.

Maximum Mortgage Rates of the Group III Mortgage Loans

Range of Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.751 to 10.000	2	$821,791.77	0.33%
10.001 to 10.250	14	6,649,854.03	2.71
10.251 to 10.500	189	78,131,441.09	31.80
10.501 to 10.750	228	103,262,006.89	42.02
10.751 to 11.000	87	39,013,331.40	15.88
11.001 to 11.250	17	8,505,076.58	3.46
11.251 to 11.500	11	4,196,986.59	1.71
11.501 to 11.750	4	1,707,428.09	0.69
12.751 to 13.000	8	3,443,685.74	1.40
Total:	**560**	**$245,731,602.18**	**100.00%**

The weighted average Maximum Mortgage Rate of the Group III Mortgage Loans as of the Cut-off Date was approximately 10.683% per annum and ranged from 10.000% per annum to 13.000% per annum.

Remaining Terms to Stated Maturity of the Group III Mortgage Loans

Remaining Terms to Stated Maturity in Months	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
175	1	$275,964.57	0.11%
177	1	485,671.33	0.20
237	1	180,315.61	0.07
344	1	479,859.45	0.20
350	2	932,340.61	0.38
351	1	396,752.69	0.16
352	1	147,747.60	0.06
353	3	1,086,767.54	0.44
354	9	3,895,499.73	1.59
355	27	12,072,613.72	4.91
356	80	32,512,900.88	13.23
357	287	127,767,899.55	51.99
358	140	62,640,513.95	25.49
359	6	2,856,754.95	1.16
Total:	**560**	**$245,731,602.18**	**100.00%**

The weighted average remaining term to stated maturity of the Group III Mortgage Loans as of the Cut-off Date was approximately 356 months.

Next Interest Rate Adjustment Date for the Group III Mortgage Loans

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
September 1, 2008	1	$479,859.45	0.20%
March 1, 2009	2	932,340.61	0.38
April 1, 2009	1	396,752.69	0.16
May 1, 2009	1	147,747.60	0.06
June 1, 2009	3	1,086,767.54	0.44
July 1, 2009	9	3,895,499.73	1.59
August 1, 2009	28	12,348,578.29	5.03
September 1, 2009	81	33,079,718.63	13.46
October 1, 2009	288	127,867,068.74	52.04
November 1, 2009	140	62,640,513.95	25.49
December 1, 2009	6	2,856,754.95	1.16
Total:	**560**	**$245,731,602.18**	**100.00%**

Credit Scores for the Group III Mortgage Loans

Range of Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
571 to 590	2	$246,717.00	0.10%
591 to 610	2	399,335.06	0.16
611 to 630	9	4,115,990.92	1.67
631 to 650	9	3,775,401.70	1.54
651 to 670	15	7,209,627.12	2.93
671 to 690	28	10,915,562.18	4.44
691 to 710	45	19,138,286.08	7.79
711 to 730	67	28,609,480.90	11.64
731 to 750	72	30,263,704.62	12.32
751 to 770	117	54,026,061.38	21.99
771 to 790	135	61,848,296.36	25.17
791 to 810	57	24,248,950.86	9.87
811 to 830	2	934,188.00	0.38
Total:	**560**	**$245,731,602.18**	**100.00%**

The weighted average credit bureau risk score of the Group III Mortgage Loans as of the Cut-off Date was approximately 747.

Margin for the Group III Mortgage Loans

Range of Margins (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751 to 2.000	306	$142,731,900.86	58.08%
2.001 to 2.250	166	68,286,533.03	27.79
2.501 to 2.750	88	34,713,168.29	14.13
Total:	**560**	**$245,731,602.18**	**100.00%**

Documentation Type for the Group III Mortgage Loans

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	408	$176,788,116.86	71.94%
Alternative Documentation	58	27,061,914.48	11.01
No Income	45	21,881,911.91	8.90
Stated Income	49	19,999,658.93	8.14
Total:	**560**	**$245,731,602.18**	**100.00%**

Originators of the Group III Mortgage Loans

Originators	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
National City	193	$77,353,615.97	31.48%
MLCC	367	168,377,986.21	68.52
Total:	**560**	**$245,731,602.18**	**100.00%**

Principal Balances of the Mortgage Loans

Range of Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.01 to 50,000.00	2	$92,977.00	0.02%
50,000.01 to 100,000.00	9	752,958.64	0.17
100,000.01 to 150,000.00	53	7,003,365.73	1.61
150,000.01 to 200,000.00	41	7,350,010.30	1.69
200,000.01 to 250,000.00	46	10,563,905.44	2.43
250,000.01 to 300,000.00	43	11,853,570.78	2.73
300,000.01 to 350,000.00	152	50,653,106.35	11.65
350,000.01 to 400,000.00	204	77,259,038.01	17.76
400,000.01 to 450,000.00	121	51,409,096.26	11.82
450,000.01 to 500,000.00	117	55,789,180.80	12.83
500,000.01 to 550,000.00	78	41,075,873.93	9.44
550,000.01 to 600,000.00	77	44,771,189.07	10.29
600,000.01 to 650,000.00	37	23,476,353.26	5.40
650,000.01 to 700,000.00	11	7,546,186.48	1.73
700,000.01 to 750,000.00	8	5,820,004.88	1.34
750,000.01 to 800,000.00	6	4,590,338.94	1.06
800,000.01 to 850,000.00	3	2,484,162.99	0.57
850,000.01 to 900,000.00	8	7,093,710.80	1.63
900,000.01 to 950,000.00	1	910,000.00	0.21
950,000.01 to 1,000,000.00	16	15,846,018.91	3.64
1,000,000.01 to 2,000,000.00	7	8,619,487.43	1.98
Total:	**1,040**	**$434,960,536.00**	**100.00%**

The average principal balance of the Mortgage Loans as of the Cut-off Date was approximately $418,231.28. No Mortgage Loan had a principal balance as of the Cut-off Date greater than $1,657,500.00 or less than $44,000.00.

Mortgage Rates of the Mortgage Loans

Range of Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.751 to 4.000	3	$1,184,046.75	0.27%
4.001 to 4.250	20	6,716,277.79	1.54
4.251 to 4.500	48	19,655,491.89	4.52
4.501 to 4.750	64	24,857,464.02	5.71
4.751 to 5.000	78	31,081,084.51	7.15
5.001 to 5.250	124	51,843,969.99	11.92
5.251 to 5.500	296	118,748,270.82	27.30
5.501 to 5.750	274	123,356,573.48	28.36
5.751 to 6.000	91	39,570,281.40	9.10
6.001 to 6.250	22	10,197,148.41	2.34
6.251 to 6.500	12	4,570,636.59	1.05
6.501 to 6.750	6	2,259,430.90	0.52
6.751 to 7.000	2	919,859.45	0.21
Total:	**1,040**	**$434,960,536.00**	**100.00%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans was approximately 5.405% per annum and ranged from 3.875% per annum to 7.000% per annum.

Constructive Loan-to-Value Ratios of the Mortgage Loans at Origination

Range of Constructive Loan-to-Value Ratios at Origination (%) [1]	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 to 20.00	5	$2,769,841.84	0.64%
20.01 to 30.00	21	8,606,353.99	1.98
30.01 to 40.00	37	15,235,374.93	3.50
40.01 to 50.00	87	37,882,597.56	8.71
50.01 to 60.00	137	59,282,653.35	13.63
60.01 to 70.00	224	100,208,062.83	23.04
70.01 to 75.00	141	62,012,343.09	14.26
75.01 to 80.00	342	135,946,434.65	31.25
80.01 to 85.00	8	2,358,042.33	0.54
85.01 to 90.00	26	7,601,005.86	1.75
90.01 to 95.00	12	3,057,825.57	0.70
Total:	**1,040**	**$434,960,536.00**	**100.00%**

(1) The Constructive Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount less the amount of any required Additional Collateral, generally 30%, divided by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Constructive Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 66.69%. No Mortgage Loan had a Constructive Loan-to-Value Ratio at origination greater than 95.00% or less than 14.10%.

Mortgaged Property Types of the Mortgage Loans

Property Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	685	$292,057,252.43	67.15%
PUD [1]	288	118,827,227.26	27.32
Condominium	61	21,540,210.15	4.95
Duplex	3	1,509,346.16	0.35
Cooperative	3	1,026,500.00	0.24
Total:	**1,040**	**$434,960,536.00**	**100.00%**

(1) Planned Unit Development

Mortgaged Property Occupancy of the Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Owner Occupied	996	$419,412,449.56	96.43%
Second Home	35	14,519,466.78	3.34
Investment Property	9	1,028,619.66	0.24
Total:	**1,040**	**$434,960,536.00**	**100.00%**

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

Loan Purpose of the Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Rate and Term Refinance	564	$236,415,393.32	54.35%
Purchase	263	113,505,032.29	26.10
Cash-Out Refinance	213	85,040,110.39	19.55
Total:	**1,040**	**$434,960,536.00**	**100.00%**

Geographic Distribution of the Mortgaged Properties

Location	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	276	$121,067,624.08	27.83%
Virginia	76	29,249,408.89	6.72
Illinois	62	27,040,635.43	6.22
Georgia	72	26,075,142.63	5.99
Colorado	55	22,832,974.64	5.25
Texas	61	22,515,599.84	5.18
New Jersey	48	22,026,075.72	5.06
Maryland	44	21,180,406.90	4.87
Connecticut	29	15,048,400.37	3.46
Arizona	43	14,861,658.38	3.42
Florida	30	12,449,489.79	2.86
Michigan	23	9,579,067.81	2.20
Ohio	20	9,260,813.47	2.13
Massachusetts	18	8,760,524.11	2.01
North Carolina	23	7,709,228.77	1.77
New York	19	7,652,500.78	1.76
Washington	18	7,287,245.10	1.68
District of Columbia	16	7,183,931.93	1.65
Pennsylvania	15	6,725,965.50	1.55
Minnesota	16	6,293,592.86	1.45
Indiana	13	5,216,978.36	1.20
Other (1)	63	24,943,270.64	5.73
Total:	**1,040**	**$434,960,536.00**	**100.00%**

(1) Includes 18 states, none of which have a concentration of Mortgage Loans greater than or equal to 1.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Maximum Mortgage Rates of the Mortgage Loans

Range of Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.501 to 9.750	2	$644,000.00	0.15%
9.751 to 10.000	26	9,810,800.43	2.26
10.001 to 10.250	84	34,329,794.59	7.89
10.251 to 10.500	306	122,843,657.84	28.24
10.501 to 10.750	324	142,259,220.41	32.71
10.751 to 11.000	146	62,024,612.23	14.26
11.001 to 11.250	81	33,935,260.99	7.80
11.251 to 11.500	46	18,247,003.38	4.20
11.501 to 11.750	17	7,422,500.39	1.71
12.751 to 13.000	8	3,443,685.74	0.79
Total:	**1,040**	**$434,960,536.00**	**100.00%**

The weighted average Maximum Mortgage Rate of the Mortgage Loans as of the Cut-off Date was approximately 10.691% per annum and ranged from 9.750% per annum to 13.000% per annum.

Remaining Terms to Stated Maturity of the Mortgage Loans

Remaining Terms to Stated Maturity in Months	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
175	1	$275,964.57	0.06%
177	1	485,671.33	0.11
237	1	180,315.61	0.04
344	1	479,859.45	0.11
346	1	571,826.63	0.13
350	2	932,340.61	0.21
351	3	928,507.90	0.21
352	1	147,747.60	0.03
353	3	1,086,767.54	0.25
354	13	5,651,251.95	1.30
355	34	14,534,632.19	3.34
356	97	39,612,812.92	9.11
357	380	163,930,200.69	37.69
358	455	186,065,336.94	42.78
359	47	20,077,300.07	4.62
Total:	**1,040**	**$434,960,536.00**	**100.00%**

The weighted average remaining term to stated maturity of the Mortgage Loans as of the Cut-off Date was approximately 357 months.

Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
November 1, 2004	1	$571,826.63	0.13%
July 1, 2005	4	1,755,752.22	0.40
August 1, 2005	2	777,418.47	0.18
September 1, 2005	4	1,324,415.87	0.30
October 1, 2005	21	8,791,542.66	2.02
November 1, 2005	233	92,515,793.79	21.27
December 1, 2005	29	11,704,498.71	2.69
April 1, 2007	2	531,755.21	0.12
August 1, 2007	5	1,684,600.00	0.39
September 1, 2007	13	5,775,496.17	1.33
October 1, 2007	73	27,753,854.89	6.38
November 1, 2007	82	30,909,029.20	7.11
December 1, 2007	11	5,132,950.00	1.18
September 1, 2008	1	479,859.45	0.11
March 1, 2009	2	932,340.61	0.21
April 1, 2009	1	396,752.69	0.09
May 1, 2009	1	147,747.60	0.03
June 1, 2009	3	1,086,767.54	0.25
July 1, 2009	9	3,895,499.73	0.90
August 1, 2009	28	12,348,578.29	2.84
September 1, 2009	81	33,079,718.63	7.61
October 1, 2009	288	127,867,068.74	29.4
November 1, 2009	140	62,640,513.95	14.4
December 1, 2009	6	2,856,754.95	0.66
Total:	**1,040**	**$434,960,536.00**	**100.00%**

Credit Scores for the Mortgage Loans

Range of Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
571 to 590	2	$246,717.00	0.06%
591 to 610	2	399,335.06	0.09
611 to 630	12	5,408,990.92	1.24
631 to 650	17	6,713,877.13	1.54
651 to 670	24	10,297,187.10	2.37
671 to 690	67	25,757,158.76	5.92
691 to 710	100	38,254,005.86	8.79
711 to 730	142	59,380,033.33	13.65
731 to 750	160	65,577,143.34	15.08
751 to 770	211	92,064,059.80	21.17
771 to 790	213	92,190,947.28	21.20
791 to 810	88	37,736,892.42	8.68
811 to 830	2	934,188.00	0.21
Total:	**1,040**	**$434,960,536.00**	**100.00%**

The weighted average credit bureau risk score of the Mortgage Loans as of the Cut-off Date was approximately 744.

Margin for the Mortgage Loans

Range of Margins (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751 to 2.000	319	$148,446,650.85	34.13%
2.001 to 2.250	604	239,449,386.79	55.05
2.501 to 2.750	117	47,064,498.36	10.82
Total:	**1,040**	**$434,960,536.00**	**100.00%**

Documentation Type for the Mortgage Loans

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	833	$343,903,036.26	79.07%
Stated Income	104	42,113,673.35	9.68
Alternative Documentation	58	27,061,914.48	6.22
No Income	45	21,881,911.91	5.03
Total:	**1,040**	**$434,960,536.00**	**100.00%**

Originators of the Mortgage Loans

Originators	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
National City	644	$253,729,469.73	58.33%
MLCC	396	181,231,066.27	41.67
Total:	**1,040**	**$434,960,536.00**	**100.00%**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Mortgage Finance Group

John Winchester	(212) 449-5182
Ted Bouloukos	(212) 449-5029
Fred Hubert	(212) 449-6740
Shana Hennigan	(212) 449-5063

MBS Trading & Syndicate

Brian Delany	(212) 449-5320
Jesus Cantalapierda	(212) 449-5320

January 29, 2003 11:19AM
Settlement: January 31, 2003
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI03A1FINALJAN28 Class 3A2
Current Balance: $46,860,000.00 Current Coupon: 4.127%

Merrill Lynch & Company
HyperStruct
Next Payment: February 25, 2003

Shift-Interest Senior/Sub Structure
MLMI 2003-A1

cmtly (1.345) liborly (1.43) libor6m (1.34)
No default scenario exists

Scenario Assumption

	10 CPR		20 CPR		25 CPR		30 CPR		40 CPR		50 CPR		70 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-25	3.953	5.06	3.800	2.93	3.704	2.32	3.601	1.90	3.377	1.36	3.117	1.02	2.408	0.61
100-26	3.946		3.789		3.690		3.585		3.355		3.087		2.357	
100-27	3.940		3.779		3.677		3.569		3.332		3.056		2.306	
100-28	3.934		3.768		3.664		3.552		3.309		3.026		2.255	
100-29	3.928	5.06	3.758	2.93	3.650	2.32	3.536	1.90	3.286	1.36	2.996	1.02	2.205	0.61
100-30	3.922		3.747		3.637		3.520		3.264		2.965		2.154	
100-31	3.916		3.737		3.624		3.504		3.241		2.935		2.103	
101-00	3.910		3.726		3.610		3.487		3.218		2.905		2.053	
101-01	3.904	5.06	3.716	2.93	3.597	2.32	3.471	1.90	3.195	1.36	2.875	1.02	2.002	0.61
101-02	3.898		3.705		3.584		3.455		3.173		2.844		1.951	
101-03	3.892		3.695		3.571		3.439		3.150		2.814		1.901	
101-04	3.885		3.684		3.557		3.422		3.127		2.784		1.850	
101-05	3.879	5.06	3.674	2.93	3.544	2.32	3.406	1.90	3.105	1.36	2.754	1.02	1.800	0.61
101-06	3.873		3.663		3.531		3.390		3.082		2.724		1.749	
101-07	3.867		3.653		3.518		3.374		3.059		2.693		1.699	
101-08	3.861		3.642		3.504		3.358		3.037		2.663		1.649	
101-09	3.855	5.06	3.632	2.94	3.491	2.32	3.341	1.90	3.014	1.36	2.633	1.02	1.598	0.61
WAL	5.807		3.197		2.487		2.012		1.419		1.056		0.622	
1st Prin	09/25/06		10/25/04		06/25/04		03/25/04		11/25/03		08/25/03		05/25/03	
Mat.	10/25/09		02/25/08		12/25/06		03/25/06		04/25/05		09/25/04		01/25/04	

NOTE: all flows to CALL.

January 29, 2003 10:53AM
Settlement: January 31, 2003
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI03A1FINALJAN28 Class 2A1
Current Balance: $69,313,310.00 Current Coupon: 4.526%

Merrill Lynch & Company
HyperStruct
Next Payment: February 25, 2003

Shift-Interest Senior/Sub Structure
MLMI 2003-A1

cmt1y (1.345) libor1y (1.43) libor6m (1.34)
No default scenario exists

Scenario Assumption

	15 CPR		20 CPR		25 CPR		30 CPR		40 CPR		50 CPR		60 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-24+	4.202	2.94	4.156	2.61	4.104	2.32	4.044	2.05	3.899	1.61	3.709	1.26	3.457	0.97
100-25+	4.192		4.144		4.091		4.029		3.879		3.684		3.426	
100-26+	4.181		4.133		4.077		4.014		3.860		3.660		3.394	
100-27+	4.171		4.121		4.064		3.999		3.841		3.635		3.362	
100-28+	4.160	2.94	4.109	2.61	4.051	2.32	3.984	2.06	3.822	1.61	3.611	1.26	3.331	0.97
100-29+	4.150		4.097		4.037		3.969		3.803		3.586		3.299	
100-30+	4.139		4.085		4.024		3.954		3.784		3.562		3.267	
100-31+	4.129		4.074		4.011		3.939		3.765		3.537		3.236	
101-00+	4.118	2.94	4.062	2.61	3.998	2.32	3.924	2.06	3.746	1.61	3.513	1.26	3.204	0.98
101-01+	4.108		4.050		3.984		3.909		3.726		3.488		3.173	
101-02+	4.097		4.038		3.971		3.894		3.707		3.464		3.141	
101-03+	4.087		4.026		3.958		3.879		3.688		3.439		3.109	
101-04+	4.076	2.94	4.015	2.62	3.944	2.32	3.864	2.06	3.669	1.62	3.415	1.26	3.078	0.98
101-05+	4.066		4.003		3.931		3.849		3.650		3.391		3.046	
101-06+	4.055		3.991		3.918		3.834		3.631		3.366		3.015	
101-07+	4.045		3.979		3.905		3.820		3.612		3.342		2.984	
101-08+	4.034	2.94	3.968	2.62	3.892	2.33	3.805	2.06	3.593	1.62	3.318	1.26	2.952	0.98
WAL	3.267		2.888		2.547		2.244		1.735		1.335		1.021	
1st Prin	02/25/03		02/25/03		02/25/03		02/25/03		02/25/03		02/25/03		02/25/03	
Mat.	10/25/07		10/25/07		10/25/07		10/25/07		10/25/07		10/25/07		10/25/07	

NOTE: all flows to CALL.

January 28, 2003 05:17PM
Settlement: January 31, 2003
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI03A1PTJAN28 Class 2A1
Current Balance: $69,313,310.00 Current Coupon: 4.526%

Merrill Lynch & Company
HyperStruct
Next Payment: February 25, 2003

Shift-Interest Senior/Sub Structure
MLMI 2003-A1

cmtly (1.342) liborly (1.423) libor6m (1.341)
No default scenario exists

Scenario Assumption

	15 CPR		18 CPR		20 CPR		25 CPR		30 CPR		50 CPR		60 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-24	4.207	2.94	4.181	2.74	4.162	2.61	4.111	2.32	4.052	2.05	3.721	1.26	3.473	0.97
100-25	4.197		4.170		4.150		4.097		4.037		3.697		3.442	
100-26	4.186		4.158		4.139		4.084		4.022		3.672		3.410	
100-27	4.176		4.147		4.127		4.071		4.007		3.648		3.378	
100-28	4.165	2.94	4.136	2.74	4.115	2.61	4.057	2.32	3.992	2.06	3.623	1.26	3.346	0.97
100-29	4.155		4.125		4.103		4.044		3.977		3.598		3.315	
100-30	4.144		4.113		4.091		4.031		3.962		3.574		3.283	
100-31	4.134		4.102		4.080		4.017		3.947		3.549		3.251	
101-00	4.123	2.94	4.091	2.74	4.068	2.61	4.004	2.32	3.932	2.06	3.525	1.26	3.220	0.98
101-01	4.113		4.080		4.056		3.991		3.917		3.501		3.188	
101-02	4.102		4.068		4.044		3.978		3.902		3.476		3.157	
101-03	4.092		4.057		4.032		3.964		3.887		3.452		3.125	
101-04	4.081	2.94	4.046	2.74	4.021	2.62	3.951	2.32	3.872	2.06	3.427	1.26	3.094	0.98
101-05	4.071		4.035		4.009		3.938		3.857		3.403		3.062	
101-06	4.061		4.023		3.997		3.925		3.842		3.378		3.031	
101-07	4.050		4.012		3.985		3.911		3.827		3.354		2.999	
101-08	4.040	2.94	4.001	2.74	3.974	2.62	3.898	2.33	3.812	2.06	3.330	1.26	2.968	0.98
WAL	3.267		3.034		2.888		2.547		2.244		1.335		1.021	
1st Prin	02/25/03		02/25/03		02/25/03		02/25/03		02/25/03		02/25/03		02/25/03	
Mat.	10/25/07		10/25/07		10/25/07		10/25/07		10/25/07		10/25/07		10/25/07	

Recipient must read the information in the attached underwriter's statement regarding computational materials and other information (the 'Statement'). If the statement is not attached, please contact your account representative. Do not use or rely on this information if you have not received and reviewed the Statement.

NOTE: all flows to CALL.

January 28, 2003 01:44PM
Settlement: January 31, 2003
Last Payment: None

PRICE/YIELD TO CALL Table for JAN27_SEQ3 Class 3A1
Current Balance: $44,669,000.00 Current Coupon: 1.73%

Merrill Lynch & Company
HyperStruct
Next Payment: February 25, 2003

Shift-Interest Senior/Sub Structure
MLMI 2003-A1

cmtly (1.4) liborly (1.5) libor6m (1.4)
No default scenario exists

Scenario Assumption

	10 CPR		12 CPR		15 CPR		20 CPR		25 CPR		30 CPR		40 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
99-28	1.811	1.67	1.826	1.39	1.848	1.12	1.887	0.83	1.927	0.65	1.970	0.54	2.061	0.38
99-28+	1.802		1.815		1.834		1.868		1.903		1.940		2.020	
99-29	1.793		1.804		1.820		1.849		1.880		1.911		1.980	
99-29+	1.783		1.792		1.806		1.830		1.856		1.882		1.939	
99-30	1.774	1.67	1.781	1.39	1.792	1.12	1.812	0.83	1.832	0.65	1.853	0.54	1.899	0.39
99-30+	1.764		1.770		1.778		1.793		1.808		1.824		1.858	
99-31	1.755		1.759		1.764		1.774		1.784		1.795		1.817	
99-31+	1.746		1.747		1.750		1.755		1.760		1.765		1.777	
100-00	1.736	1.67	1.736	1.39	1.736	1.12	1.736	0.83	1.736	0.66	1.736	0.54	1.736	0.39
100-00+	1.727		1.725		1.722		1.717		1.712		1.707		1.696	
100-01	1.718		1.714		1.708		1.699		1.689		1.678		1.655	
100-01+	1.708		1.703		1.694		1.680		1.665		1.649		1.615	
100-02	1.699	1.67	1.691	1.40	1.680	1.12	1.661	0.83	1.641	0.66	1.620	0.54	1.574	0.39
100-02+	1.689		1.680		1.666		1.642		1.617		1.591		1.534	
100-03	1.680		1.669		1.652		1.623		1.593		1.562		1.493	
100-03+	1.671		1.658		1.638		1.605		1.569		1.533		1.453	
100-04	1.661	1.67	1.647	1.40	1.624	1.12	1.586	0.83	1.546	0.66	1.504	0.54	1.413	0.39
WAL	1.714		1.430		1.140		0.845		0.665		0.544		0.390	
1st Prin	02/25/03		02/25/03		02/25/03		02/25/03		02/25/03		02/25/03		02/25/03	
Mat.	09/25/06		01/25/06		06/25/05		10/25/04		06/25/04		03/25/04		11/25/03	

NOTE: all flows to CALL.

January 28, 2003 12:18PM
Settlement: January 31, 2003
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI03A1SEQJAN28 Class 3A1
Current Balance: $117,000,000.00 Current Coupon: 3.2%

Merrill Lynch & Company
HyperStruct
Next Payment: February 25, 2003

Shift-Interest Senior/Sub Structure
MLMI 2003-A1

cmtly (1.4) liborly (1.5) libor6m (1.4)
No default scenario exists

Scenario Assumption

	5 CPR		10 CPR		15 CPR		25 CPR		40 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-24	3.035	4.01	2.927	2.55	2.787	1.73	2.485	1.02	1.965	0.60	1.557	0.45
100-25	3.027		2.915		2.769		2.455		1.913		1.488	
100-26	3.019		2.903		2.751		2.425		1.861		1.420	
100-27	3.012		2.891		2.733		2.394		1.810		1.351	
100-28	3.004	4.01	2.879	2.55	2.715	1.73	2.364	1.02	1.758	0.60	1.283	0.45
100-29	2.996		2.866		2.697		2.333		1.706		1.214	
100-30	2.989		2.854		2.680		2.303		1.654		1.146	
100-31	2.981		2.842		2.662		2.273		1.603		1.077	
101-00	2.973	4.02	2.830	2.55	2.644	1.73	2.242	1.02	1.551	0.60	1.009	0.45
101-01	2.965		2.818		2.626		2.212		1.499		0.941	
101-02	2.958		2.806		2.608		2.182		1.448		0.873	
101-03	2.950		2.794		2.590		2.152		1.396		0.805	
101-04	2.942	4.02	2.782	2.55	2.572	1.73	2.121	1.02	1.345	0.60	0.736	0.45
101-05	2.935		2.769		2.554		2.091		1.293		0.668	
101-06	2.927		2.757		2.536		2.061		1.242		0.600	
101-07	2.919		2.745		2.519		2.031		1.190		0.532	
101-08	2.912	4.02	2.733	2.55	2.501	1.73	2.000	1.02	1.139	0.60	0.464	0.45
WAL	4.431		2.731		1.813		1.051		0.609		0.458	
1st Prin	02/25/03		02/25/03		02/25/03		02/25/03		02/25/03		02/25/03	
Mat.	10/25/09		02/25/09		02/25/07		05/25/05		05/25/04		01/25/04	

Recipient must read the information in the attached underwriter's statement regarding computational materials and other information (the 'Statement'). If the statement is not attached, please contact your account representative. Do not use or rely on this information if you have not received and reviewed the Statement.

NOTE: all flows to CALL.

January 28, 2003 11:29AM
Settlement: January 31, 2003
Last Payment: None

PRICE/YIELD TO CALL Table for JAN27_SEQ Class 3A1
Current Balance: $117,000,000.00 Current Coupon: 2.655%

Merrill Lynch & Company
HyperStruct
Next Payment: February 25, 2003

Shift-Interest Senior/Sub Structure
MLMI 2003-A1

cmt1y (1.4) libor1y (1.5) libor6m (1.4)
No default scenario exists

Scenario Assumption

	5 CPR		10 CPR		15 CPR		25 CPR		40 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-08	2.608	4.07	2.573	2.57	2.526	1.74	2.425	1.02	2.251	0.60	2.114	0.45
100-09	2.601		2.560		2.508		2.394		2.198		2.045	
100-10	2.593		2.548		2.490		2.364		2.146		1.976	
100-11	2.585		2.536		2.472		2.333		2.094		1.906	
100-12	2.578	4.07	2.524	2.57	2.454	1.74	2.303	1.02	2.042	0.60	1.837	0.45
100-13	2.570		2.512		2.436		2.272		1.990		1.768	
100-14	2.563		2.500		2.418		2.242		1.938		1.699	
100-15	2.555		2.488		2.400		2.211		1.886		1.630	
100-16	2.547	4.08	2.476	2.57	2.382	1.74	2.181	1.02	1.834	0.60	1.561	0.45
100-17	2.540		2.464		2.364		2.151		1.782		1.493	
100-18	2.532		2.452		2.347		2.120		1.730		1.424	
100-19	2.524		2.439		2.329		2.090		1.678		1.355	
100-20	2.517	4.08	2.427	2.58	2.311	1.74	2.060	1.02	1.626	0.60	1.287	0.45
100-21	2.509		2.415		2.293		2.029		1.575		1.218	
100-22	2.502		2.403		2.275		1.999		1.523		1.149	
100-23	2.494		2.391		2.257		1.969		1.471		1.081	
100-24	2.486	4.08	2.379	2.58	2.240	1.74	1.938	1.03	1.419	0.60	1.012	0.45
WAL	4.431		2.731		1.813		1.051		0.609		0.458	
1st Prin	02/25/03		02/25/03		02/25/03		02/25/03		02/25/03		02/25/03	
Mat.	10/25/09		02/25/09		02/25/07		05/25/05		05/25/04		01/25/04	

NOTE: all flows to CALL.

January 28, 2003 10:06AM
Settlement: January 31, 2003
Last Payment: None

PRICE/YIELD TO CALL Table for JAN27_SEQ Class 3A1
Current Balance: $117,000,000.00 Current Coupon: 2.13%

Merrill Lynch & Company
HyperStruct
Next Payment: February 25, 2003

Shift-Interest Senior/Sub Structure
MLMI 2003-A1

cmt1y (1.4) libor1y (1.5) libor6m (1.4)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		25 CPR		30 CPR		40 CPR		50 CPR		60 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
99-24	2.312	1.45	2.332	1.30	2.384	1.02	2.439	0.84	2.559	0.60	2.697	0.45	2.859	0.35
99-25	2.290		2.308		2.353		2.401		2.506		2.627		2.769	
99-26	2.269		2.284		2.323		2.364		2.454		2.557		2.679	
99-27	2.247		2.260		2.292		2.326		2.401		2.487		2.589	
99-28	2.226	1.45	2.236	1.30	2.262	1.02	2.289	0.84	2.349	0.60	2.418	0.45	2.499	0.35
99-29	2.204		2.212		2.231		2.252		2.297		2.348		2.409	
99-30	2.183		2.188		2.201		2.214		2.244		2.278		2.319	
99-31	2.161		2.164		2.170		2.177		2.192		2.209		2.229	
100-00	2.139	1.45	2.139	1.30	2.139	1.02	2.140	0.84	2.140	0.60	2.140	0.45	2.140	0.35
100-01	2.118		2.115		2.109		2.102		2.087		2.070		2.050	
100-02	2.096		2.091		2.079		2.065		2.035		2.001		1.960	
100-03	2.075		2.067		2.048		2.028		1.983		1.932		1.871	
100-04	2.053	1.45	2.043	1.30	2.018	1.03	1.990	0.84	1.931	0.60	1.862	0.45	1.782	0.35
100-05	2.032		2.020		1.987		1.953		1.879		1.793		1.692	
100-06	2.011		1.996		1.957		1.916		1.826		1.724		1.603	
100-07	1.989		1.972		1.926		1.879		1.774		1.655		1.514	
100-08	1.968	1.45	1.948	1.30	1.896	1.03	1.842	0.84	1.722	0.60	1.586	0.45	1.425	0.35
WAL	1.499		1.340		1.051		0.856		0.609		0.458		0.354	
1st Prin	02/25/03		02/25/03		02/25/03		02/25/03		02/25/03		02/25/03		02/25/03	
Mat.	05/25/06		01/25/06		05/25/05		12/25/04		05/25/04		01/25/04		10/25/03	

NOTE: all flows to CALL.

January 28, 2003 10:09AM
Settlement: January 31, 2003
Last Payment: None

PRICE/YIELD TO CALL Table for JAN27_SEQ Class 3A2
Current Balance: $44,000,000.00 Current Coupon: 4.395%

Merrill Lynch & Company
HyperStruct
Next Payment: February 25, 2003

Shift-Interest Senior/Sub Structure
MLMI 2003-A1

cmtly (1.4) liborly (1.5) libor6m (1.4)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		25 CPR		30 CPR		40 CPR		50 CPR		60 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-24	4.168	3.93	4.139	3.54	4.061	2.80	3.977	2.29	3.795	1.64	3.583	1.23	3.327	0.95
100-25	4.160		4.130		4.050		3.964		3.777		3.558		3.295	
100-26	4.152		4.121		4.039		3.950		3.758		3.533		3.262	
100-27	4.144		4.113		4.027		3.937		3.739		3.508		3.230	
100-28	4.137	3.93	4.104	3.54	4.016	2.80	3.923	2.29	3.720	1.64	3.483	1.23	3.197	0.95
100-29	4.129		4.095		4.005		3.910		3.701		3.458		3.165	
100-30	4.121		4.087		3.994		3.896		3.683		3.433		3.132	
100-31	4.113		4.078		3.983		3.883		3.664		3.408		3.100	
101-00	4.105	3.93	4.069	3.54	3.972	2.80	3.869	2.29	3.645	1.64	3.383	1.23	3.067	0.95
101-01	4.097		4.061		3.961		3.856		3.626		3.358		3.035	
101-02	4.090		4.052		3.950		3.843		3.608		3.333		3.002	
101-03	4.082		4.043		3.939		3.829		3.589		3.308		2.970	
101-04	4.074	3.93	4.034	3.55	3.929	2.80	3.816	2.29	3.570	1.64	3.283	1.24	2.938	0.95
101-05	4.066		4.026		3.918		3.802		3.551		3.258		2.905	
101-06	4.058		4.017		3.907		3.789		3.533		3.233		2.873	
101-07	4.050		4.008		3.896		3.776		3.514		3.209		2.841	
101-08	4.043	3.93	4.000	3.55	3.885	2.81	3.762	2.30	3.495	1.65	3.184	1.24	2.808	0.95
WAL	4.410		3.936		3.053		2.465		1.736		1.290		0.985	
1st Prin	05/25/06		01/25/06		05/25/05		12/25/04		05/25/04		01/25/04		10/25/03	
Mat.	09/25/08		02/25/08		12/25/06		03/25/06		04/25/05		09/25/04		04/25/04	

NOTE: all flows to CALL.

January 28, 2003 10:11AM
Settlement: January 31, 2003
Last Payment: None

PRICE/YIELD TO CALL Table for JAN27_SEQ Class 3A3
Current Balance: $40,000,000.00 Current Coupon: 4.895%

Merrill Lynch & Company
HyperStruct
Next Payment: February 25, 2003

Shift-Interest Senior/Sub Structure
MLMI 2003-A1

cmt1y (1.4) libor1y (1.5) libor6m (1.4)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		25 CPR		30 CPR		40 CPR		50 CPR		60 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-24	4.747	5.49	4.739	5.26	4.701	4.45	4.648	3.66	4.527	2.59	4.388	1.95	4.222	1.50
100-25	4.742		4.733		4.694		4.640		4.515		4.372		4.202	
100-26	4.736		4.727		4.687		4.632		4.503		4.357		4.181	
100-27	4.730		4.721		4.681		4.623		4.491		4.341		4.161	
100-28	4.725	5.49	4.715	5.26	4.674	4.45	4.615	3.66	4.479	2.59	4.325	1.95	4.140	1.50
100-29	4.719		4.709		4.667		4.606		4.467		4.309		4.119	
100-30	4.713		4.704		4.660		4.598		4.455		4.293		4.099	
100-31	4.708		4.698		4.653		4.589		4.444		4.277		4.078	
101-00	4.702	5.49	4.692	5.26	4.646	4.45	4.581	3.66	4.432	2.60	4.262	1.95	4.058	1.50
101-01	4.697		4.686		4.639		4.573		4.420		4.246		4.037	
101-02	4.691		4.680		4.632		4.564		4.408		4.230		4.017	
101-03	4.685		4.674		4.625		4.556		4.396		4.214		3.996	
101-04	4.680	5.49	4.668	5.26	4.618	4.45	4.547	3.66	4.384	2.60	4.198	1.95	3.976	1.50
101-05	4.674		4.663		4.611		4.539		4.372		4.183		3.956	
101-06	4.669		4.657		4.604		4.530		4.361		4.167		3.935	
101-07	4.663		4.651		4.597		4.522		4.349		4.151		3.915	
101-08	4.657	5.49	4.645	5.27	4.591	4.45	4.514	3.66	4.337	2.60	4.135	1.95	3.894	1.50
WAL	6.548		6.238		5.151		4.131		2.839		2.093		1.592	
1st Prin	09/25/08		02/25/08		12/25/06		03/25/06		04/25/05		09/25/04		04/25/04	
Mat.	10/25/09		10/25/09		10/25/09		06/25/08		10/25/06		09/25/05		02/25/05	

NOTE: all flows to CALL.

January 28, 2003 10:14AM
Settlement: January 31, 2003
Last Payment: None

PRICE/YIELD TO CALL Table for JAN27_SEQ Class 3A4
Current Balance: $30,753,903.00 Current Coupon: 4.955%

Merrill Lynch & Company
HyperStruct
Next Payment: February 25, 2003

Shift-Interest Senior/Sub Structure
MLMI 2003-A1

cmt1y (1.4) libor1y (1.5) libor6m (1.4)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		25 CPR		30 CPR		40 CPR		50 CPR		60 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-24	4.811	5.61	4.811	5.61	4.811	5.61	4.805	5.42	4.764	4.50	4.694	3.49	4.591	2.62
100-25	4.806		4.806		4.806		4.799		4.757		4.685		4.579	
100-26	4.800		4.800		4.800		4.793		4.751		4.676		4.567	
100-27	4.795		4.795		4.795		4.788		4.744		4.668		4.556	
100-28	4.789	5.61	4.789	5.61	4.789	5.61	4.782	5.42	4.737	4.50	4.659	3.49	4.544	2.62
100-29	4.784		4.784		4.784		4.776		4.730		4.650		4.532	
100-30	4.778		4.778		4.778		4.771		4.723		4.641		4.520	
100-31	4.773		4.773		4.773		4.765		4.716		4.632		4.509	
101-00	4.767	5.61	4.767	5.61	4.767	5.61	4.759	5.42	4.710	4.51	4.623	3.49	4.497	2.62
101-01	4.762		4.762		4.762		4.754		4.703		4.614		4.485	
101-02	4.756		4.756		4.756		4.748		4.696		4.606		4.473	
101-03	4.751		4.751		4.751		4.742		4.689		4.597		4.462	
101-04	4.745	5.61	4.745	5.61	4.745	5.61	4.737	5.42	4.682	4.51	4.588	3.49	4.450	2.63
101-05	4.740		4.740		4.740		4.731		4.675		4.579		4.438	
101-06	4.734		4.734		4.734		4.725		4.669		4.570		4.427	
101-07	4.729		4.729		4.729		4.720		4.662		4.562		4.415	
101-08	4.723	5.61	4.723	5.61	4.723	5.61	4.714	5.42	4.655	4.51	4.553	3.49	4.403	2.63
WAL	6.736		6.736		6.736		6.471		5.244		3.948		2.889	
1st Prin	10/25/09		10/25/09		10/25/09		06/25/08		10/25/06		09/25/05		02/25/05	
Mat.	10/25/09		10/25/09		10/25/09		10/25/09		10/25/09		10/25/09		10/25/09	

NOTE: all flows to CALL.

January 28, 2003 09:07AM
Settlement: January 31, 2003
Last Payment: None

PRICE/YIELD TO CALL Table for JAN24_PT Class 2A1
Current Balance: $69,313,310.00 Current Coupon: 4.47%

Merrill Lynch & Company
HyperStruct
Next Payment: February 25, 2003

Shift-Interest Senior/Sub Structure
MLMI 2003-A1

cmtly (1.342) liborly (1.423) libor6m (1.341)
No default scenario exists

Scenario Assumption

Price	15 CPR		18 CPR		20 CPR		25 CPR		30 CPR		50 CPR		60 CPR	
	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-24	4.152	2.94	4.126	2.74	4.107	2.61	4.056	2.32	3.997	2.06	3.668	1.26	3.421	0.97
100-25	4.142		4.115		4.095		4.042		3.982		3.643		3.389	
100-26	4.131		4.103		4.084		4.029		3.967		3.619		3.358	
100-27	4.121		4.092		4.072		4.016		3.952		3.594		3.326	
100-28	4.110	2.94	4.081	2.74	4.060	2.62	4.003	2.32	3.937	2.06	3.570	1.26	3.294	0.97
100-29	4.100		4.069		4.048		3.989		3.922		3.545		3.263	
100-30	4.089		4.058		4.036		3.976		3.907		3.521		3.231	
100-31	4.079		4.047		4.025		3.963		3.892		3.496		3.199	
101-00	4.068	2.94	4.036	2.74	4.013	2.62	3.949	2.32	3.877	2.06	3.472	1.26	3.168	0.98
101-01	4.058		4.024		4.001		3.936		3.862		3.447		3.136	
101-02	4.047		4.013		3.989		3.923		3.847		3.423		3.105	
101-03	4.037		4.002		3.977		3.910		3.832		3.399		3.073	
101-04	4.026	2.94	3.991	2.74	3.966	2.62	3.896	2.33	3.817	2.06	3.374	1.26	3.042	0.98
101-05	4.016		3.980		3.954		3.883		3.802		3.350		3.010	
101-06	4.005		3.968		3.942		3.870		3.788		3.325		2.979	
101-07	3.995		3.957		3.930		3.857		3.773		3.301		2.947	
101-08	3.985	2.95	3.946	2.75	3.919	2.62	3.844	2.33	3.758	2.06	3.277	1.26	2.916	0.98
WAL	3.267		3.034		2.888		2.547		2.244		1.335		1.021	
1st Prin	02/25/03		02/25/03		02/25/03		02/25/03		02/25/03		02/25/03		02/25/03	
Mat.	10/25/07		10/25/07		10/25/07		10/25/07		10/25/07		10/25/07		10/25/07	

NOTE: all flows to CALL.

January 28, 2003 09:10AM
Settlement: January 31, 2003
Last Payment: None

PRICE/YIELD TO CALL Table for JAN24_PT Class 3A1
Current Balance: $238,605,385.00 Current Coupon: 4.865%

Merrill Lynch & Company
HyperStruct
Next Payment: February 25, 2003

Shift-Interest Senior/Sub Structure
MLMI 2003-A1

cmtly (1.342) liborly (1.423) libor6m (1.341)
No default scenario exists

Scenario Assumption

	15 CPR		18 CPR		20 CPR		25 CPR		30 CPR		50 CPR		60 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-24	4.600	3.45	4.570	3.15	4.549	2.97	4.491	2.56	4.424	2.21	4.057	1.27	3.793	0.97
100-25	4.591		4.561		4.539		4.478		4.410		4.033		3.761	
100-26	4.582		4.551		4.528		4.466		4.396		4.008		3.729	
100-27	4.573		4.541		4.518		4.454		4.382		3.984		3.697	
100-28	4.564	3.45	4.531	3.16	4.508	2.97	4.442	2.56	4.368	2.22	3.960	1.27	3.665	0.97
100-29	4.555		4.521		4.497		4.430		4.354		3.936		3.634	
100-30	4.546		4.512		4.487		4.418		4.340		3.911		3.602	
100-31	4.537		4.502		4.477		4.406		4.326		3.887		3.570	
101-00	4.528	3.45	4.492	3.16	4.466	2.98	4.394	2.57	4.312	2.22	3.863	1.27	3.539	0.97
101-01	4.520		4.482		4.456		4.382		4.298		3.839		3.507	
101-02	4.511		4.473		4.445		4.370		4.285		3.815		3.476	
101-03	4.502		4.463		4.435		4.358		4.271		3.790		3.444	
101-04	4.493	3.46	4.453	3.16	4.425	2.98	4.346	2.57	4.257	2.22	3.766	1.28	3.412	0.98
101-05	4.484		4.443		4.415		4.334		4.243		3.742		3.381	
101-06	4.475		4.434		4.404		4.322		4.229		3.718		3.349	
101-07	4.466		4.424		4.394		4.310		4.215		3.694		3.318	
101-08	4.457	3.46	4.414	3.16	4.384	2.98	4.299	2.57	4.201	2.22	3.670	1.28	3.286	0.98
WAL	3.986		3.619		3.396		2.894		2.473		1.361		1.024	
1st Prin	02/25/03		02/25/03		02/25/03		02/25/03		02/25/03		02/25/03		02/25/03	
Mat.	10/25/09		10/25/09		10/25/09		10/25/09		10/25/09		10/25/09		10/25/09	

NOTE: all flows to CALL.

Cashflow Report for JAN24_PT Class 1A1

SHIFT-INTEREST SENIOR/SUB STRUCTURE
MLMI 2003-A1

Flows to Call, Scen. Name:pricing, Recursive Prepay, Recursive Default
cmtly (1.342) liborly (1.423) libor6m (1.341)
reinvestment is recursive

per	date	Balance	Notional Balance	Net Coupon Rate	Principal	Interest	Cashflow	Principal Short Fall	Principal Shortfall Delta	Principal Writedown	Interest Short Fall	Interest Shortfall Delta
0	01/01/2003	114035451.00	0.00					0.00	0.00	0.00	0.00	0.00
1	02/25/2003	111132065.08	0.00	3.981000	2903385.92	378312.61	3281698.53	0.00	0.00	-0.00	0.00	0.00
2	03/25/2003	108300027.94	0.00	3.981000	2832037.13	368680.63	3200717.76	0.00	0.00	-0.00	0.00	0.00
3	04/25/2003	105537601.15	0.00	3.981000	2762426.79	359285.34	3121712.14	0.00	0.00	0.00	0.00	0.00
4	05/25/2003	102843088.38	0.00	3.981000	2694512.77	350120.99	3044633.76	0.00	0.00	-0.00	0.00	0.00
5	06/25/2003	100214834.47	0.00	3.981000	2628253.92	341181.95	2969435.87	0.00	0.00	0.00	0.00	0.00
6	07/25/2003	97651224.34	0.00	3.981000	2563610.12	332462.71	2896072.83	0.00	0.00	-0.00	0.00	0.00
7	08/25/2003	95150682.14	0.00	3.981000	2500542.20	323957.94	2824500.14	0.00	0.00	-0.00	0.00	0.00
8	09/25/2003	92711670.19	0.00	3.981000	2439011.95	315662.39	2754674.34	0.00	0.00	-0.00	0.00	0.00
9	10/25/2003	90332688.13	0.00	3.981000	2378982.06	307570.97	2686553.03	0.00	0.00	0.00	0.00	0.00
10	11/25/2003	88012271.99	0.00	3.981000	2320416.14	299678.69	2620094.83	0.00	0.00	-0.00	0.00	0.00
11	12/25/2003	85748993.32	0.00	3.981000	2263278.67	291980.71	2555259.38	0.00	0.00	0.00	0.00	0.00
12	01/25/2004	83541458.33	0.00	3.981000	2207534.99	284472.29	2492007.28	0.00	0.00	0.00	0.00	0.00
13	02/25/2004	81388307.05	0.00	3.981000	2153151.28	277148.79	2430300.07	0.00	0.00	0.00	0.00	0.00
14	03/25/2004	79288212.51	0.00	3.981000	2100094.54	270005.71	2370100.25	0.00	0.00	-0.00	0.00	0.00
15	04/25/2004	77239879.96	0.00	3.981000	2048332.55	263038.65	2311371.19	0.00	0.00	-0.00	0.00	0.00
16	05/25/2004	75242046.08	0.00	3.981000	1997833.89	256243.30	2254077.19	0.00	0.00	-0.00	0.00	0.00
17	06/25/2004	73293478.19	0.00	3.981000	1948567.88	249615.49	2198183.37	0.00	0.00	-0.00	0.00	0.00
18	07/25/2004	71392973.59	0.00	3.981000	1900504.60	243151.11	2143655.72	0.00	0.00	0.00	0.00	0.00
19	08/25/2004	69539358.74	0.00	3.981000	1853614.85	236846.19	2090461.04	0.00	0.00	-0.00	0.00	0.00
20	09/25/2004	67731488.63	0.00	3.981000	1807870.11	230696.82	2038566.94	0.00	0.00	-0.00	0.00	0.00
21	10/25/2004	65968246.04	0.00	3.981000	1763242.59	224699.21	1987941.80	0.00	0.00	0.00	0.00	0.00
22	11/25/2004	64248540.90	0.00	3.981000	1719705.14	218849.66	1938554.79	0.00	0.00	-0.00	0.00	0.00
23	12/25/2004	62571169.27	0.00	3.981000	1677371.63	213144.53	1890516.16	0.00	0.00	0.00	0.00	0.00
24	01/25/2005	60935240.95	0.00	3.981000	1635928.32	207579.85	1843508.18	0.00	0.00	-0.00	0.00	0.00
25	02/25/2005	59339743.14	0.00	3.981000	1595497.81	202152.66	1797650.47	0.00	0.00	-0.00	0.00	0.00
26	03/25/2005	57783687.67	0.00	3.981000	1556055.47	196859.60	1752915.06	0.00	0.00	0.00	0.00	0.00
27	04/25/2005	56266110.39	0.00	3.981000	1517577.28	191697.38	1709274.66	0.00	0.00	-0.00	0.00	0.00
28	05/25/2005	54786070.59	0.00	3.981000	1480039.81	186662.82	1666702.63	0.00	0.00	0.00	0.00	0.00
29	06/25/2005	53342650.41	0.00	3.981000	1443420.18	181752.79	1625172.97	0.00	0.00	-0.00	0.00	0.00
30	07/25/2005	51934954.34	0.00	3.981000	1407696.07	176964.24	1584660.31	0.00	0.00	-0.00	0.00	0.00
31	08/25/2005	50561453.23	0.00	3.981000	1373501.11	172294.21	1545795.32	0.00	0.00	-0.00	0.00	0.00
32	09/25/2005	49221893.57	0.00	3.981000	1339559.66	167737.62	1507297.28	0.00	0.00	-0.00	0.00	0.00
33	10/25/2005	47914965.74	0.00	3.981000	1306927.83	163293.63	1470221.46	0.00	0.00	0.00	0.00	0.00
34	11/25/2005	0.00	0.00	3.981000	47914965.74	158957.90	48073923.64	0.00	0.00	0.00	0.00	0.00

January 24, 2003 11:08AM
Settlement: January 31, 2003
Last Payment: None

PRICE/YIELD TO CALL Table for JAN24_PT Class 1A
Current Balance: $114,035,451.00 Current Coupon: 3.882%

Merrill Lynch & Company
HyperStruct
Next Payment: February 25, 2003

Shift-Interest Senior/Sub Structure
MLMI 2003-A1

cmt1y (1.4) libor1y (1.5) libor6m (1.4)
No default scenario exists

Scenario Assumption

	15 CPR		30 CPR		50 CPR		70 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-24	3.425	2.08	3.294	1.64	3.027	1.15	2.538	0.74
100-25	3.410		3.276		3.000		2.496	
100-26	3.395		3.257		2.973		2.455	
100-27	3.381		3.238		2.946		2.413	
100-28	3.366	2.08	3.219	1.64	2.919	1.15	2.371	0.74
100-29	3.351		3.200		2.892		2.330	
100-30	3.336		3.182		2.866		2.288	
100-31	3.321		3.163		2.839		2.247	
101-00	3.306	2.08	3.144	1.65	2.812	1.15	2.205	0.74
101-01	3.292		3.125		2.785		2.164	
101-02	3.277		3.107		2.758		2.123	
101-03	3.262		3.088		2.732		2.081	
101-04	3.247	2.08	3.069	1.65	2.705	1.15	2.040	0.75
101-05	3.232		3.051		2.678		1.999	
101-06	3.218		3.032		2.652		1.958	
101-07	3.203		3.013		2.625		1.916	
101-08	3.188	2.08	2.995	1.65	2.598	1.15	1.875	0.75
WAL	2.217		1.738		1.201		0.764	
1st Prin	02/25/03		02/25/03		02/25/03		02/25/03	
Mat.	11/25/05		11/25/05		11/25/05		11/25/05	

NOTE: all flows to CALL.

January 24, 2003 11:08AM
Settlement: January 31, 2003
Last Payment: None

PRICE/YIELD TO CALL Table for JAN24_PT Class 2A
Current Balance: $69,313,310.00 Current Coupon: 4.382%

Merrill Lynch & Company
HyperStruct
Next Payment: February 25, 2003

Shift-Interest Senior/Sub Structure
MLMI 2003-A1

cmt1y (1.4) libor1y (1.5) libor6m (1.4)
No default scenario exists

Scenario Assumption

	15 CPR		30 CPR		50 CPR		70 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-24	4.065	2.95	3.911	2.06	3.584	1.26	3.004	0.74
100-25	4.055		3.896		3.560		2.962	
100-26	4.044		3.881		3.535		2.921	
100-27	4.034		3.866		3.511		2.879	
100-28	4.023	2.95	3.851	2.06	3.486	1.26	2.838	0.75
100-29	4.013		3.836		3.462		2.796	
100-30	4.002		3.821		3.437		2.755	
100-31	3.992		3.807		3.413		2.714	
101-00	3.982	2.95	3.792	2.06	3.388	1.26	2.672	0.75
101-01	3.971		3.777		3.364		2.631	
101-02	3.961		3.762		3.340		2.590	
101-03	3.950		3.747		3.315		2.549	
101-04	3.940	2.95	3.732	2.07	3.291	1.26	2.508	0.75
101-05	3.929		3.717		3.267		2.466	
101-06	3.919		3.702		3.242		2.425	
101-07	3.909		3.687		3.218		2.384	
101-08	3.898	2.95	3.672	2.07	3.194	1.27	2.343	0.75
WAL	3.267		2.244		1.335		0.771	
1st Prin	02/25/03		02/25/03		02/25/03		02/25/03	
Mat.	10/25/07		10/25/07		10/25/07		01/25/06	

NOTE: all flows to CALL.

January 24, 2003 11:08AM
Settlement: January 31, 2003
Last Payment: None

PRICE/YIELD TO CALL Table for JAN24_PT Class 3A
Current Balance: $238,605,385.00 Current Coupon: 4.775%

Merrill Lynch & Company
HyperStruct
Next Payment: February 25, 2003

Shift-Interest Senior/Sub Structure
MLMI 2003-A1

cmt1y (1.4) libor1y (1.5) libor6m (1.4)
No default scenario exists

Scenario Assumption

	15 CPR		30 CPR		50 CPR		70 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-24	4.511	3.46	4.336	2.22	3.971	1.27	3.358	0.74
100-25	4.502		4.322		3.947		3.317	
100-26	4.493		4.308		3.923		3.275	
100-27	4.484		4.294		3.899		3.233	
100-28	4.475	3.46	4.280	2.22	3.874	1.27	3.192	0.74
100-29	4.466		4.266		3.850		3.150	
100-30	4.457		4.252		3.826		3.108	
100-31	4.448		4.238		3.802		3.067	
101-00	4.440	3.46	4.225	2.22	3.778	1.28	3.025	0.74
101-01	4.431		4.211		3.753		2.984	
101-02	4.422		4.197		3.729		2.942	
101-03	4.413		4.183		3.705		2.901	
101-04	4.404	3.47	4.169	2.23	3.681	1.28	2.859	0.74
101-05	4.395		4.155		3.657		2.818	
101-06	4.386		4.142		3.633		2.777	
101-07	4.377		4.128		3.609		2.735	
101-08	4.369	3.47	4.114	2.23	3.585	1.28	2.694	0.74
WAL	3.986		2.473		1.361		0.769	
1st Prin	02/25/03		02/25/03		02/25/03		02/25/03	
Mat.	10/25/09		10/25/09		10/25/09		01/25/06	

NOTE: all flows to CALL.

January 24, 2003 09:57AM
Settlement: January 31, 2003
Last Payment: None

PRICE/YIELD TO CALL Table for JAN24_PT Class 3A1
Current Balance: $238,605,385.00 Current Coupon: 4.775%
MLMI 2003-A1
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: February 25, 2003

cmtly (1.4) liborly (1.5) libor6m (1.4)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		25 CPR		30 CPR		40 CPR		50 CPR		60 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-24	4.481	3.16	4.460	2.98	4.402	2.57	4.336	2.22	4.175	1.67	3.971	1.27	3.708	0.97
100-25	4.472		4.450		4.390		4.322		4.157		3.947		3.677	
100-26	4.462		4.440		4.378		4.308		4.139		3.923		3.645	
100-27	4.452		4.429		4.366		4.294		4.120		3.899		3.613	
100-28	4.442	3.16	4.419	2.98	4.354	2.57	4.280	2.22	4.102	1.67	3.874	1.27	3.582	0.97
100-29	4.433		4.409		4.342		4.266		4.083		3.850		3.550	
100-30	4.423		4.398		4.330		4.252		4.065		3.826		3.518	
100-31	4.413		4.388		4.318		4.238		4.046		3.802		3.487	
101-00	4.403	3.17	4.378	2.98	4.306	2.57	4.225	2.22	4.028	1.68	3.778	1.28	3.455	0.98
101-01	4.394		4.367		4.294		4.211		4.010		3.753		3.423	
101-02	4.384		4.357		4.282		4.197		3.991		3.729		3.392	
101-03	4.374		4.347		4.270		4.183		3.973		3.705		3.360	
101-04	4.365	3.17	4.336	2.99	4.258	2.58	4.169	2.23	3.955	1.68	3.681	1.28	3.329	0.98
101-05	4.355		4.326		4.246		4.155		3.936		3.657		3.297	
101-06	4.345		4.316		4.234		4.142		3.918		3.633		3.266	
101-07	4.335		4.305		4.223		4.128		3.900		3.609		3.234	
101-08	4.326	3.17	4.295	2.99	4.211	2.58	4.114	2.23	3.881	1.68	3.585	1.28	3.203	0.98
WAL	3.619		3.396		2.894		2.473		1.823		1.361		1.024	
1st Prin	02/25/03		02/25/03		02/25/03		02/25/03		02/25/03		02/25/03		02/25/03	
Mat.	10/25/09		10/25/09		10/25/09		10/25/09		10/25/09		10/25/09		10/25/09	

NOTE: all flows to CALL.

January 24, 2003 10:06AM
Settlement: January 31, 2003
Last Payment: None

PRICE/YIELD TO CALL Table for JAN24_PT Class 2A1
Current Balance: $69,313,310.00 Current Coupon: 4.382%
MLMI 2003-A1
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: February 25, 2003

cmtly (1.4) liborly (1.5) libor6m (1.4)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		25 CPR		30 CPR		40 CPR		50 CPR		60 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-24	4.039	2.74	4.021	2.62	3.970	2.32	3.911	2.06	3.769	1.61	3.584	1.26	3.339	0.97
100-25	4.028		4.009		3.956		3.896		3.750		3.560		3.307	
100-26	4.017		3.997		3.943		3.881		3.731		3.535		3.276	
100-27	4.005		3.985		3.930		3.866		3.712		3.511		3.244	
100-28	3.994	2.75	3.974	2.62	3.916	2.33	3.851	2.06	3.693	1.62	3.486	1.26	3.212	0.98
100-29	3.983		3.962		3.903		3.836		3.674		3.462		3.181	
100-30	3.972		3.950		3.890		3.821		3.655		3.437		3.149	
100-31	3.960		3.938		3.877		3.807		3.636		3.413		3.117	
101-00	3.949	2.75	3.926	2.62	3.863	2.33	3.792	2.06	3.617	1.62	3.388	1.26	3.086	0.98
101-01	3.938		3.915		3.850		3.777		3.598		3.364		3.054	
101-02	3.927		3.903		3.837		3.762		3.579		3.340		3.023	
101-03	3.916		3.891		3.824		3.747		3.560		3.315		2.991	
101-04	3.904	2.75	3.879	2.62	3.811	2.33	3.732	2.07	3.541	1.62	3.291	1.26	2.960	0.98
101-05	3.893		3.868		3.797		3.717		3.522		3.267		2.928	
101-06	3.882		3.856		3.784		3.702		3.503		3.242		2.897	
101-07	3.871		3.844		3.771		3.687		3.484		3.218		2.866	
101-08	3.860	2.75	3.833	2.63	3.758	2.33	3.672	2.07	3.465	1.62	3.194	1.27	2.834	0.98
WAL	3.034		2.888		2.547		2.244		1.735		1.335		1.021	
1st Prin	02/25/03		02/25/03		02/25/03		02/25/03		02/25/03		02/25/03		02/25/03	
Mat.	10/25/07		10/25/07		10/25/07		10/25/07		10/25/07		10/25/07		10/25/07	

NOTE: all flows to CALL.

January 24, 2003 10:10AM
Settlement: January 31, 2003
Last Payment: None

PRICE/YIELD TO CALL Table for JAN24_PT Class 1A1
Current Balance: $114,035,451.00 Current Coupon: 3.882%
MLMI 2003-A1
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: February 25, 2003

cmtly (1.4) liborly (1.5) libor6m (1.4)
No default scenario exists

Scenario Assumption

Price	18 CPR Yield	18 CPR Dur	20 CPR Yield	20 CPR Dur	25 CPR Yield	25 CPR Dur	30 CPR Yield	30 CPR Dur	40 CPR Yield	40 CPR Dur	50 CPR Yield	50 CPR Dur	60 CPR Yield	60 CPR Dur
100-24	3.402	1.99	3.386	1.93	3.343	1.78	3.294	1.64	3.178	1.38	3.027	1.15	2.824	0.94
100-25	3.387		3.370		3.326		3.276		3.156		3.000		2.791	
100-26	3.371		3.354		3.308		3.257		3.133		2.973		2.758	
100-27	3.356		3.338		3.291		3.238		3.111		2.946		2.725	
100-28	3.340	1.99	3.322	1.93	3.274	1.78	3.219	1.64	3.089	1.39	2.919	1.15	2.692	0.94
100-29	3.325		3.306		3.256		3.200		3.066		2.892		2.659	
100-30	3.309		3.290		3.239		3.182		3.044		2.866		2.626	
100-31	3.294		3.274		3.222		3.163		3.022		2.839		2.593	
101-00	3.278	1.99	3.258	1.93	3.204	1.78	3.144	1.65	3.000	1.39	2.812	1.15	2.560	0.94
101-01	3.263		3.242		3.187		3.125		2.977		2.785		2.527	
101-02	3.247		3.226		3.170		3.107		2.955		2.758		2.495	
101-03	3.232		3.210		3.153		3.088		2.933		2.732		2.462	
101-04	3.216	1.99	3.194	1.93	3.135	1.79	3.069	1.65	2.911	1.39	2.705	1.15	2.429	0.94
101-05	3.201		3.178		3.118		3.051		2.889		2.678		2.396	
101-06	3.185		3.163		3.101		3.032		2.866		2.652		2.364	
101-07	3.170		3.147		3.084		3.013		2.844		2.625		2.331	
101-08	3.154	1.99	3.131	1.93	3.067	1.79	2.995	1.65	2.822	1.39	2.598	1.15	2.298	0.94
WAL	2.115		2.049		1.890		1.738		1.456		1.201		0.971	
1st Prin	02/25/03		02/25/03		02/25/03		02/25/03		02/25/03		02/25/03		02/25/03	
Mat.	11/25/05		11/25/05		11/25/05		11/25/05		11/25/05		11/25/05		11/25/05	

NOTE: all flows to CALL.

January 27, 2003 01:27PM
Settlement: January 31, 2003
Last Payment: None

PRICE/YIELD TO CALL Table for JAN24_PT Class 1A
Current Balance: $114,035,451.00 Current Coupon: 3.981%

Merrill Lynch & Company
HyperStruct
Next Payment: February 25, 2003

Shift-Interest Senior/Sub Structure
MLMI 2003-A1

cmt1y (1.4) libor1y (1.5) libor6m (1.4)
No default scenario exists

Scenario Assumption

	15 CPR		20 CPR		22 CPR		25 CPR		35 CPR		45 CPR		60 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-25	3.507		3.466		3.449		3.421		3.314		3.177		2.883	
100-26	3.492		3.450		3.433		3.404		3.294		3.153		2.850	
100-27	3.477	2.08	3.434	1.93	3.416	1.87	3.387	1.78	3.273	1.51	3.128	1.26	2.817	0.94
100-28	3.462		3.418		3.399		3.369		3.253		3.104		2.784	
100-29	3.447		3.402		3.383		3.352		3.233		3.079		2.751	
100-30	3.432		3.386		3.366		3.335		3.212		3.055		2.718	
100-31	3.418	2.08	3.370	1.93	3.350	1.87	3.317	1.78	3.192	1.51	3.030	1.26	2.685	0.94
101-00	3.403		3.354		3.333		3.300		3.171		3.006		2.652	
101-01	3.388		3.338		3.317		3.283		3.151		2.982		2.619	
101-02	3.373		3.322		3.300		3.266		3.130		2.957		2.586	
101-03	3.358	2.08	3.306	1.93	3.284	1.87	3.248	1.78	3.110	1.51	2.933	1.27	2.553	0.94
101-04	3.343		3.290		3.267		3.231		3.090		2.909		2.521	
101-05	3.329		3.274		3.251		3.214		3.069		2.884		2.488	
101-06	3.314		3.258		3.234		3.196		3.049		2.860		2.455	
101-07	3.299	2.08	3.242	1.93	3.218	1.87	3.179	1.78	3.029	1.51	2.836	1.27	2.422	0.94
101-08	3.284		3.226		3.202		3.162		3.008		2.811		2.390	
WAL	2.217		2.049		1.985		1.890		1.593		1.325		0.971	
1st Prin	02/25/03		02/25/03		02/25/03		02/25/03		02/25/03		02/25/03		02/25/03	
Mat.	11/25/05		11/25/05		11/25/05		11/25/05		11/25/05		11/25/05		11/25/05	

NOTE: all flows to CALL on group rate reset date.